UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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[**X**]   Definitive Proxy Statement
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Optimal Group Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Registered Office:
3500 de Maisonneuve Blvd. West, Suite 1700
Montréal, Québec, Canada H3Z 3C1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Optimal Group Inc. (the "Corporation"):

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (the "Meeting") of the Corporation will be held at the Residence Inn by Marriott, 2170 Lincoln Avenue, Montréal, Québec, Canada, on May 25, 2006 at 10:00 a.m. (Eastern time). The purpose of the Meeting is to:

1.   elect three (3) directors to serve for a three-year term;

2.   appoint KPMG LLP, chartered accountants, as the independent auditors of the Corporation for the fiscal year ending December 31, 2006 and to authorize the audit committee of our board of directors to fix the remuneration of the independent auditors of the Corporation; and

3.   consider and, if deemed advisable, to pass a resolution approving the adoption by the Corporation of a restricted share unit plan.

Shareholders will also consider and act on such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Only shareholders of record at the close of business on April 24, 2006 (the "Record Date") are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. The share register will not be closed between the Record Date and the date of the Meeting.

Shareholders, whether anticipating to attend the Meeting in person or not, are urged to promptly complete, sign, date and return the enclosed form of proxy in the envelope provided or by facsimile to the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), Attention: Proxy Tabulation Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, facsimile number: (416) 263-9524 or 1-866-249-7775, as instructed on the form of proxy. To be effective, proxies must be received by Computershare, not later than 5:00 p.m. (Eastern time) on May 22, 2006, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof.

DATED at Montréal, this 27th day of March 2006.

By ORDER of the Board of Directors

Leon P. Garfinkle
Senior Vice-President,
General Counsel
and Secretary

Optimal Group Inc.

Registered Office:
3500 de Maisonneuve Blvd. West, Suite 1700
Montréal, Québec, Canada H3Z 3C1

PROXY STATEMENT

In this proxy statement, references to "$" are to United States dollars, and references to "Cdn$" are to Canadian dollars. The information herein contained is given as of March 31, 2006, except as otherwise indicated.

SOLICITATION AND VOTING OF PROXIES

The accompanying proxy is solicited by management of Optimal Group Inc. (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at 10:00 a.m. (Eastern time) on May 25, 2006 at the Residence Inn by Marriott, 2170 Lincoln Avenue, Montréal, Québec, Canada and for any adjournments or postponements of the Meeting. The costs of solicitation will be borne by the Corporation. The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally or by telephone, electronic mail or fax by the Corporation's directors, officers and/or employees, without special compensation. Record holders such as brokerage houses, nominees, fiduciaries or other custodians will be requested to forward soliciting materials to beneficial shareholders who do not hold their shares in their own name and to request authority for the exercise of proxies, and, upon request of such beneficial shareholders, they will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial shareholders.

Our board of directors (our "Board") has fixed April 24, 2006 as the record date for determining those shareholders who shall be entitled to receive notice of and to vote at the Meeting (the "Record Date"). As of the date of this proxy statement, to the knowledge of management of the Corporation, there are 23,741,618 Class "A" shares of the Corporation outstanding.

To be effective, proxies must be received by Computershare Investor Services Inc. ("Computershare") not later than 5:00 p.m. (Eastern time) on May 22, 2006, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof. We anticipate mailing this proxy statement, the accompanying form of proxy and the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 to holders of Class "A" shares on or about April 27, 2006.

PURPOSE OF THE MEETING

As described in more detail in this proxy statement, the purpose of the Meeting is to:

1.   elect three (3) directors to serve for a three-year term;

2.   appoint KPMG LLP ("KPMG"), chartered accountants, as the independent auditors of the Corporation for the fiscal year ending December 31, 2006 and to authorize the audit committee of our Board to fix the remuneration of the independent auditors of the Corporation; and

3.   consider and, if deemed advisable, to pass a resolution (the "RSU Plan Resolution") approving the adoption by the Corporation of a restricted share unit plan.

Shareholders will also consider and act on such other business as may properly come before the Meeting or any postponement or adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to beneficial shareholders. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as registered shareholders as of the Record Date can be recognized and acted upon at the Meeting. If Class "A" shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or a nominee of that broker. In Canada, the vast majority of these shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities), which acts as nominee for many Canadian brokerage firms. In the United States, shares are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Company), which acts as nominee for many U.S. brokerage firms. Class "A" shares held by brokers or their nominees can only be voted upon the instructions of the beneficial shareholder.

Applicable regulatory policy requires brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their Class "A" shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial shareholder by his/her broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically prepares a machine-readable proxy form, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions to brokers respecting the voting of Class "A" shares at the Meeting.

A beneficial shareholder receiving a proxy form from ADP cannot use that proxy to vote Class "A" shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Class "A" shares represented by such proxy voted in accordance with the instructions of the beneficial shareholder.

APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

Shareholders have the right to appoint a person, who need not be a shareholder, other than persons designated in the form of proxy accompanying this proxy statement, as nominee to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy.

The form of proxy accompanying this proxy statement confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the accompanying notice of the Meeting and other matters that may properly come before the Meeting.

The persons named in the enclosed form of proxy, who are officers of the Corporation, will vote the Class "A" shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

In the absence of such directions, such Class "A" shares will be voted **FOR**:

1.   **the election of Messrs. James S. Gertler, Neil S. Wechsler and Thomas D. Murphy to serve as directors of the Corporation for a three-year term;**

2.   **the appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2006, and the authorization of the audit committee of our Board to fix the remuneration of the independent auditors of the Corporation; and**

3.   **the adoption of the RSU Plan Resolution.**

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Class "A" shares represented by proxies granted to the proxy nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. A shareholder giving a proxy may revoke the proxy (i) by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and delivering it either at the registered office of the Corporation (as set forth in this proxy statement) or with Computershare at any time up to and including 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or adjournment or postponement thereof, or (ii) in any other manner permitted by law.

QUORUM, VOTING RIGHTS AND APPROVAL OF PROPOSALS

Two persons present in person, being shareholders or proxy holders, representing not less than 10% of the outstanding Class "A" shares constitutes a quorum for the transaction of business at the Meeting. Class "A" shares represented by proxies that are marked "withhold vote" on any matter will be counted as shares present for purposes of determining the presence of a quorum. Class "A" shares that are represented by non-votes will also be counted as shares present for purposes of determining the presence of a quorum. If a quorum is not present, the Meeting may be postponed or adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting.

Each Class "A" share entitles its owner to one vote on all matters presented at the Meeting. The election of directors, the appointment of KPMG as the independent auditors of the Corporation for the fiscal year ending December 31, 2006, and the approval of the RSU Plan Resolution each requires the affirmative vote of a majority of the total votes cast by the shareholders present (in person or by proxy) and entitled to vote at the Meeting.

An abstention will not be counted as a vote cast. In addition, Class "A" shares represented at the Meeting whose votes are withheld on any matter will not be counted as a vote cast. A broker non-vote will also not be counted as a vote cast. A broker non-vote occurs when the broker holding shares for a beneficial shareholder does not vote on a particular proposal because the broker does not have discretionary voting power to vote on that proposal and has not received voting instructions from the beneficial shareholder for that proposal.

All votes will be tabulated by Computershare, the proxy tabulator and inspector of election appointed for the Meeting. Computershare will separately tabulate affirmative and negative votes, abstentions or withheld votes and broker non-votes.

DISSENTERS' RIGHT OF APPRAISAL

We do not anticipate that any matter will be acted upon at the Meeting that would give rise to rights of appraisal or similar rights of dissenters.

SOLICITATION OF PROXIES

We will bear the cost of the solicitation of proxies, including the preparation, printing and mailing of this proxy statement and the accompanying form of proxy. We will furnish copies of these proxy materials to banks, brokers, fiduciaries and custodians holding Class "A" shares in their names on behalf of beneficial shareholders so that they may forward these proxy materials to our beneficial shareholders.

We may supplement the original solicitation of proxies by mail with solicitation by telephone, electronic mail, fax and other means by our directors, officers and/or employees. We will not pay any additional compensation to these individuals for such services.

CORPORATE GOVERNANCE

Board Composition and Independence

Our Board has set the number of directors at nine, divided into three classes of three directors each. Messrs. Neil S. Wechsler, James S. Gertler and Thomas D. Murphy, as members of a single class of directors, have been elected to hold office until the close of the Meeting; Messrs. Henry M. Karp, Jonathan J. Ginns and Sydney Sweibel, as members of a single class of directors, have been elected to hold office until the close of the 2007 annual meeting of shareholders of the Corporation; and Messrs. Holden L. Ostrin, Stephen J. Shaper and Tommy Boman, as members of a single class of directors, have been elected to hold office until the close of the 2008 annual meeting of shareholders of the Corporation.

Our Board is composed of a majority of independent directors. Independence is determined with reference to the listing standards of the Nasdaq Stock Market ("Nasdaq"), which are consistent with Canadian rules of independence. Our Board has determined that Tommy Boman, James S. Gertler, Jonathan J. Ginns, Thomas D. Murphy and Sydney Sweibel are independent directors as determined under the listing standards of Nasdaq.

Our Board, Board Meetings and Committees

Our Board's role is to supervise the management of the Corporation by establishing policies and procedures directed at promoting and monitoring good corporate governance and effective corporate management. Our Board generally has four regularly scheduled meetings per year and audit committee meetings are normally held in conjunction with these Board meetings. Our Board and its committees also hold special meetings and act by written consent from time to time as appropriate. Board meetings include regularly scheduled sessions for our Board to meet with the Chief Executive Officer as well as for the independent directors to meet without management present. Our Board met six times in 2005. Jonathan J. Ginns attended two of those meetings and all four of the audit committee meetings that accompanied the regularly scheduled meetings of our Board. Stephen J. Shaper attended four out of six meetings of our Board. All of our other directors attended at least 75% of the combined Board and committee meetings on which they served during the last fiscal year. Our Board has three standing committees: the audit committee, the compensation committee and the nominating committee. Copies of our audit committee charter and our nominating committee charter are attached to this proxy statement as Schedule A and Schedule B, respectively.

Audit Committee. The audit committee of our Board oversees our financial reporting process on behalf of our Board, including monitoring the quality and integrity of our financial statements, financial reporting process, system of internal controls over financial reporting, audit process and related disclosure; our compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the performance of our internal audit and control functions. The audit committee met four times in 2005. The audit committee is composed of three non-management directors, namely Messrs. James S. Gertler, Chairman, Jonathan J. Ginns and Sydney Sweibel. Each of the members of the audit committee is independent under the listing standards of Nasdaq and U.S. Securities and Exchange Commission ("SEC") rules. Our Board has determined that each of Mr. Ginns and Mr. Gertler qualifies as an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Exchange Act and is financially literate for the purpose of Nasdaq Rule 4350(d).

Compensation Committee. The compensation committee of our Board was established on March 3, 2005 with responsibilities relating to compensation of the directors and executive officers of the Corporation. The compensation committee is composed of three non-management directors, namely Messrs. Thomas D. Murphy, Chairman, Tommy Boman and James S. Gertler. Each of the members of the compensation committee is independent under the listing standards of Nasdaq. The compensation committee met 11 times in 2005.

Nominating Committee.   The nominating committee of our Board was established on August 8, 2005 with the responsibility for identifying candidates for nomination as directors, and selecting the director nominees to be presented for election at each annual meeting of shareholders of the Corporation. The nominating committee is responsible for assisting our Board by actively identifying individuals qualified to become members of our Board and making recommendations to our Board regarding the director nominees for election at the next annual general meeting of shareholders. The nominating committee met for the first time on March 15, 2006. The nominating committee is composed of Messrs Sydney Sweibel, Chairman, Tommy Boman and Thomas D. Murphy. Each of the members of the nominating committee is independent under the listing standards of Nasdaq.

Corporate Governance Guidelines and Code of Ethics

We have adopted a code of business conduct and ethics for directors and employees, including officers. The code complies with regulations issued by the SEC under Section 406 of the Sarbanes-Oxley Act of 2002. The code has been designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Commission and in other public communications made by us; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code to an appropriate person or persons; and accountability for adherence to the code. The application of the code to the persons it applies to may only be waived by our Board in accordance with Commission regulations and the Sarbanes-Oxley Act of 2002. A copy of the code is available to the general public at our website at http://www.optimalgrp.com. In addition, we will disclose on our website any amendment to the code and any waiver of the code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or any person performing similar functions.

Executive Sessions of our Board

Our non-management directors meet without management directors at regularly scheduled executive sessions and at such other times as they deem appropriate. Our Board has adopted a policy that the non-management directors will meet without management present at each regularly scheduled Board meeting.

Communications with our Board

Shareholders and other parties interested in contacting our non-management directors may send an e-mail to: nonmanagementdirectors@optimalgrp.com or write to Non-Management Directors, Optimal Group Inc., 3500 de Maisonneuve Blvd. West, Suite 1700, Montréal, Québec, Canada, H3Z 3C1. Shareholders should use the e-mail and mailing address for the non-management directors to send communications to our Board. Communications addressed to individual directors will be forwarded to such directors. We do not have a policy with respect to the attendance of directors of the Corporation at the annual meeting of shareholders of the Corporation. As there was no special business to be conducted by our Board in connection with the 2005 annual meeting of shareholders of the Corporation, only three of our directors attended the 2005 annual meeting of shareholders of the Corporation.

Nomination of Directors

As provided in its charter, the nominating committee identifies and recommends to our Board nominees for election to our Board. The nominating committee will consider nominees submitted by shareholders. The nominating committee, in its commitment to our corporate governance guidelines, strives to nominate director candidates who exhibit high standards of ethics, integrity, commitment and accountability and who are committed to promoting the long-term interests of our shareholders. In addition, all nominations attempt to ensure that our Board shall encompass a range of talent, skill and relevant expertise sufficient to provide sound guidance with respect to our operations and interests. In that regard, from time to time, the nominating committee may identify certain skills or attributes (e.g., extensive global business experience) as being particularly desirable to help meet specific Board needs that have arisen. When the nominating committee reviews a potential new candidate, it looks specifically at the candidate's qualifications in light of the needs of our Board at that time, given the then-current mix of director attributes.

In connection with the director nominations process, the nominating committee may identify candidates through recommendations provided by members of our Board, management or shareholders, and may also engage a search firm to assist in identifying or evaluating qualified candidates. The committee will review and evaluate candidates taking into account available information concerning the candidate, the qualifications for Board membership described above and other factors that it deems relevant. In conducting its review and evaluation, the nominating committee may solicit the views of other members of our Board, senior management and third parties, conduct interviews of proposed candidates and may also request that candidates meet with other members of our Board. The nominating committee will evaluate candidates recommended by shareholders in the same manner as candidates recommended by other persons. The nominating committee did not pay any fees to any third party to assist us in identifying or evaluating any potential nominees for director during 2005. The nominating committee has not received any nominations from shareholders for the election of a director at the Meeting.

Information on Directors and Proposed Nominees

The nominating committee of our Board has nominated Neil S. Wechsler, James S. Gertler and Thomas D. Murphy, as members of a single class of directors, to hold office until the close of the 2009 annual meeting of shareholders of the Corporation. Each of the three nominees has established his eligibility and willingness to serve as a director. Two of the director nominees are independent directors, within the meaning of the listing standards of Nasdaq and SEC rules.

The name and age of all nominees for election as directors and directors who remain on our Board; their province or state of residency; their period of service as a director; their principal occupation during at least the last five (5) years; and the number of Class "A" shares beneficially owned by them, directly or indirectly, or over which any of them exercises control or direction as of April 7, 2006; and the dates upon which they became directors of the Corporation, are as follows:

Name of Director	Principal Occupation	Class "A" Shares Owned	Director Since	Term Expires
Neil S. Wechsler, 39 Québec, Canada	Co-Chairman and Chief Executive Officer, Optimal Group Inc.	1,015,607	1995	2006
Holden L. Ostrin, 46 Québec, Canada	Co-Chairman, Optimal Group Inc.	1,012,857	1996	2008
Henry M. Karp, 51 Québec, Canada	Director	1,012,857	1996	2007
James S. Gertler, 39 New York, United States	Managing member of Independent Outdoor Advertising, LLC	86,550	1997	2006
Thomas D. Murphy, 52 Colorado, United States	President, Peak Tech Consulting	58,959	2000	2006
Jonathan J. Ginns, 41 District of Columbia, United States	Managing Partner, ACON Investments	70,000	2001	2007
Sydney Sweibel, 55 Québec, Canada	Partner, Sweibel Novek, Barristers & Solicitors	70,453	2001	2007
Tommy Boman, 67 South Carolina, United States	Former Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America	41,571	2004	2008
Stephen J. Shaper, 69 Texas, United States	Partner, Convergent Investors	217,156	2004	2008

Neil S. Wechsler has been a director of the Corporation since June 1995. Mr. Wechsler has been our Chief Executive Officer since October 1994 and was our Chairman from June 1996 through June 1999, at which time Mr. Wechsler and Mr. Holden L. Ostrin each became Co-Chairman.

Holden L. Ostrin has been a director of the Corporation since June 1996. Mr. Ostrin was our Vice Chairman from June 1996 through June 1999, at which time Mr. Ostrin and Mr. N. Wechsler each became Co-Chairman.

Henry M. Karp has been a director of the Corporation since June 1996. From June 1999 through December 2005, Mr. Karp was our President and Chief Operating Officer. From June 1996 through June 1999, Mr. Karp was our Executive Vice President, and from December 1994 to May 1996, Mr. Karp was our Vice President, Business Development.

Tommy Boman has been a director of the Corporation since April 2004. Mr. Boman served as a director of Terra Payments Inc. from March 2003 until April 2004. Prior to 1998, Mr. Boman was Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America, a market research company for the pharmaceutical and healthcare industries.

James S. Gertler has been a director of the Corporation since November 1997. He is a managing member of Independent Outdoor Advertising, LLC, an outdoor media company in the United States and is a principal of the general partner of Signal International, an offshore rig repair, maintenance, upgrade and conversion company in the Gulf of Mexico. From 1993 to 2001, Mr. Gertler was Vice President of Corporate Development of the New York Daily News and U.S. News & World Report. From 1995 to 2001, Mr. Gertler was the Vice President of Corporate Development of Applied Graphics Technologies, Inc.

Thomas D. Murphy has been a director of the Corporation since July 2000. Mr. Murphy is the President of Peak Tech Consulting, a firm that specializes in information technology management and related benefit realization. Prior to January 2000, Mr. Murphy was Vice President, Information Technology of The Kroger Co.

Stephen J. Shaper has been a director of the Corporation since April 2004. Mr. Shaper served as a director of Terra Payments Inc. from October 2000, and as Chairman from May 2002, until April 2004. Mr. Shaper is a partner with Convergent Investors, a private equity venture capital firm based in Houston, Texas.

Sydney Sweibel has been a director of the Corporation since October 2001. Since 1994, Mr. Sweibel has been a founding partner of the law firm Sweibel Novek in Montreal, Quebec, and he has more than 25 years experience in taxation and business law.

Jonathan J. Ginns has been a director of the Corporation since October 2001. Since 1996, Mr. Ginns has been Managing Partner of ACON Investments, a Washington, D.C.-based private equity investment firm.

Director Continuing Education

Members of senior management of the Corporation as well as appropriate outside advisors will periodically report to our Board on any significant developments in the law and practice of corporate governance and other matters relating to the duties and responsibilities of directors in general.

RECOMMENDATION OF OUR BOARD

Our Board recommends that you vote **FOR** the election of each of Messrs. N. Wechsler, Gertler and Murphy to serve as directors for a three-year term ending at our annual meeting of shareholders in 2009.

Proxies received pursuant to this solicitation will be voted **FOR** the election of the above named nominees to serve as directors of the Corporation, unless the shareholder has specified in the proxy that his or her Class "A" shares are to be withheld from voting for the election of directors. If for any reason any of such nominees should be unable to serve as a director, such proxy will be voted for a substitute nominee in his place. As at the date hereof, management of the Corporation does not anticipate that any of the nominees will be unable to serve as a director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation paid to the Co-Chairman and Chief Executive Officer and the four other most highly compensated executive officers of the Corporation (collectively, the "Named Executive Officers") for each of the three most recently completed fiscal years.

The Named Executive Officers are paid in Canadian dollars. On October 3, 2003, each of the officers of the Corporation voluntarily agreed to a 10% reduction in his salary, which with respect to the Named Executive Officers applied only to the portion of their salaries paid in bi-weekly instalments (see note (2) to the Summary Compensation Table below). On January 23, 2004, each of Messrs. N. Wechsler, Ostrin and Karp voluntarily agreed to reduce his salary by an aggregate of approximately 35% through a further reduction in the portion of his 2004 salary payable in bi-weekly instalments and the complete waiver of his entitlement to receive the portion of his 2004 salary that would otherwise be payable to him in a single instalment in 2005 (see note (2) to the Summary Compensation Table below). On January 1, 2005, each of Messrs. N. Wechsler, Ostrin and Karp agreed to continue the voluntary reduction in the portion of his salary payable in bi-weekly instalments for 2005. On January 3, 2006, each of Messrs. N. Wechsler and Ostrin waived his entitlement to receive the portion of his 2005 salary that would otherwise be payable to him in a single instalment in 2006.

Name and Position	Year	Annual Compensation($)			Long-term Compensation	
					Awards	Awards
					FireOne Group Ordinary Shares Underlying Restricted Share Units	Class "A" shares Underlying Options
		Salary(1)	Bonus	Other	$	#
Neil S. Wechsler *Co-Chairman and Chief Executive Officer*	2005	812,975[2]	434,426	—[3]	824,500[4]	Nil
	2004	761,088[2]	120,000	—[3]	Nil	870,000 [5]
	2003	1,047,230[2]	Nil	—[9]	Nil	Nil
Holden L. Ostrin *Co-Chairman*	2005	812,975[2]	434,426	—[3]	824,500 [4]	Nil
	2004	761,088[2]	120,000	—[3]	Nil	870,000 [5]
	2003	1,047,230[2]	Nil	—[9]	Nil	Nil
Henry M. Karp *President and Chief Operating Officer*	2005	812,975[2]	-	3,262,762 [1)(6]	188,000[4]	Nil
	2004	761,088[2]	60,000	—[3]	Nil	870,000 [5]
	2003	1,047,230[2]	Nil	—[3]	Nil	Nil
Mitchell A. Garber *Executive Vice President*	2005	650,380[7]	347,540[8]	—[3]	853,400 [4]	Nil
	2004	454,965[9]	153,965[9]	—[3]	Nil	498,227[5)(9]
	2003	—[9]	—[9]	—[9]	—[9]	—[9]
Gary S. Wechsler *Treasurer and Chief Financial Officer*	2005	594,026[2]	304,597	—[3]	361,600 [4]	Nil
	2004	506,639[2]	95,000	—[3]	Nil	420,000 [5]
	2003	510,524[2]	Nil	—[3]	Nil	Nil

(1)   We pay salary in Canadian dollars. The respective average exchange rates for 2003, 2004 and 2005 used to convert these salaries into dollars were: US$1.00=Cdn$1.4015 (2003), US$1.00=Cdn$1.2990 (2004) and US$1.00=Cdn$1.2116 (2005).

(2)   Salary includes a portion paid bi-weekly in accordance with our general payroll practice and a portion paid in a single instalment.

(3)   The dollar value of all perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the Named Executive Officer's salary for the year.

(4)   The dollar value was based on the estimated fair value of FireOne Group plc ordinary shares at the time of grant of the restricted share units (net of consideration of 0.02€ per restricted share unit). The Board of Directors of FireOne Group plc approved in the fourth quarter of 2005 the accelerated vesting of the restricted share unit awards. However, the ordinary shares of FireOne Group plc underlying the restricted share units remain subject to transfer restrictions in accordance with the original vesting schedule of the restricted share units. Dividends are payable on such awards.

(5)   These options, which were granted under our stock option plan, have a five-year term and were originally scheduled to vest as to one-third after each of the first, second and third anniversaries of the date of grant, subject to the following additional conditions attached to vesting: the first one-third was to vest only if the average closing price for our Class "A" shares over any period of five consecutive trading days (the "Average Price") exceeded the exercise price by 20%; the second one-third was to vest only if the Average Price exceeded the exercise price by 35%; and the final one-third was to vest only if the Average Price exceeded the exercise price by 50%. As at December 31, 2004, these additional performance conditions had been satisfied. Our Board approved the accelerated vesting, in the fourth quarter of 2005, of all unvested stock options previously granted under our stock option plan to eliminate compensation expense that would otherwise be recognized in our income statement with respect to these stock options. In order to prevent unintended personal benefits to the holders of accelerated options, our Board imposed restrictions on any shares received through the exercise of accelerated options that prevent the sale of such shares prior to the earlier of the original vesting date or the option holder's termination of employment.

(6)   This amount was paid to Mr. Karp in January 2006 pursuant to a separation agreement entered into in December 2005. $3,142,762 of this amount was paid in Canadian dollars (converted into dollars at US$1.00=Cdn$1.1564). See "EXECUTIVE COMPENSATION – Executive Employment and Separation Agreements – Karp Separation Agreement", below.

(7)   Includes an amount of $402,773 paid by Optimal Payments Inc. and $247,607 paid by FPA Processing Services Inc.

(8)   Includes an amount of $173,770 paid by Optimal Payments Inc. and $173,770 paid by FPA Processing Services Inc.

(9)   Mr. Garber occupied office from April 6, 2004. The amount of salary for Mr. Garber in fiscal 2004 is in respect of the period April 6, 2004 to December 31, 2004.

Optimal Group Option Grants in 2005

The following table provides information regarding options granted to the Named Executive Officers during 2005. These grants are also reflected in the Summary Compensation Table above.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)	
Name	Class "A" shares Underlying Options Granted (#)	Percent of Total Options Granted to Employees in 2005	Exercise Price ($)	Expiration Date	5%	10%
Neil S. Wechsler	Nil	N/A	N/A	N/A	Nil	Nil
Holden L. Ostrin	Nil	N/A	N/A	N/A	Nil	Nil
Henry M. Karp	Nil	N/A	N/A	N/A	Nil	Nil
Mitchell A. Garber	Nil	N/A	N/A	N/A	Nil	Nil
Gary S. Wechsler	Nil	N/A	N/A	N/A	Nil	Nil

Aggregated Option Exercises in 2005 and Year-End Option Values

The following table provides information regarding option exercises by the Named Executive Officers in 2005 and the amount and value of the Named Executive Officers' exercisable and unexercisable options as of December 31, 2005.

	Option Exercises		Number of Class "A" shares Underlying Unexercised Options		Value of Unexercised In-the-Money Options($)	
Name	Class "A" shares Acquired on Exercise	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Neil S. Wechsler	Nil	Nil	870,000[1]	Nil	11,449,200	Nil
Holden L. Ostrin	Nil	Nil	870,000[1]	Nil	11,449,200	Nil
Henry M. Karp	Nil	Nil	870,000[1]	Nil	11,449,200	Nil
Mitchell A. Garber	175,110 [2]	2,421,018 [2]	498,227[1][3]	Nil	6,394,769[4]	Nil
Gary S. Wechsler	Nil	Nil	420,000[1]	Nil	5,527,200	Nil

(1)   Our Board approved the accelerated vesting, in the fourth quarter of 2005, of all unvested stock options previously granted under our stock option plan to eliminate compensation expense that would otherwise be recognized in our income statement with respect to these stock options. In order to prevent unintended personal benefits to the holders of accelerated options, our Board imposed restrictions on any shares received through the exercise of accelerated options that prevent the sale of such shares prior to the earlier of the original vesting date or the option holder's termination of employment.

(2)   Includes 69,488 options granted to Mr. Garber by Terra Payments Inc. prior to April 6, 2004. In accordance with the terms of our January 20, 2004 combination agreement with Terra Payments, pursuant to which we acquired Terra Payments on April 6, 2004, we assumed all of the options outstanding under the Terra Payments share option plan, and Class "A" shares were issued to Mr. Garber upon the exercise of these options, which had an exercise price denominated in Canadian dollars.

(3)   Includes 149,432 options granted to Mr. Garber by Terra Payments Inc. prior to April 6, 2004. In accordance with the terms of our January 20, 2004 combination agreement with Terra Payments, pursuant to which we acquired Terra Payments on April 6, 2004, we assumed all of the options outstanding under the Terra Payments share option plan, and these options now represent options to purchase Class "A" shares with an exercise price denominated in Canadian dollars.

(4)   The exchange rate used to calculate the value in dollars of unexercised in-the-money options was the closing rate on December 31, 2005 of US$1.00= Cdn$1.1630.

Executive Employment and Separation Agreements

We have entered into employment agreements with each of the Named Executive Officers.

Neil S. Wechsler, Holden L. Ostrin, Henry M. Karp and Gary S. Wechsler.

Mr. Karp's employment agreement with the Corporation terminated as of the close of business on December 31, 2005. (See "EXECUTIVE COMPENSATION – Executive Employment and Separation Agreements – Karp Separation Agreement", below.)

Our agreements with Messrs. N. Wechsler, Ostrin, Karp and G. Wechsler, the terms of which are identical, were entered into as of March 5, 2004, and replace their respective agreements, which were entered into in 1997 (1999 for G. Wechsler), and subsequently amended before being replaced. The current agreements with these Named Executive Officers were designed to assure us of the continued employment of each officer in his respective executive position(s) with the Corporation.

Under the terms of these agreements, (i) each officer receives a minimum annual salary and shall be entitled to participate in any bonus plan for senior executives that might be established by our Board, and (ii) we will pay or reimburse the officer for the premiums for a life and disability term or whole life insurance policy with a minimum coverage of $5.0 million ($3.0 million for G. Wechsler), in addition to any other coverage previously paid for or provided for by the Corporation.

If we terminate the officer's employment other than for cause or death or disability, or for any reason following the announcement of a change of control, or if the officer terminates his employment for good reason (as defined in the agreements) or for any reason following a change of control, (i) we will pay to the officer an amount equal to two times the sum of the highest salary and bonus, if any, paid to him during the term of his employment, (ii) all options held by the officer shall become immediately exercisable and we will compensate him for the determined value of his options if he is required by the terms of our option plan to exercise his options before their expiry date due to the termination of his employment, (iii) the term insurance, for which we have been reimbursing premiums, will be converted to a level deposit premium insurance policy to age 80, for which we will pay the premiums, and (iv) we will acquire medical insurance coverage for the officer and his family for a period of five years, equivalent to the coverage already enjoyed by the officer as a senior officer of the Corporation. The agreements also provide for the forgiveness of indebtedness of the officer if he leaves the employment of the Corporation for any reason.

The agreements each contain a covenant by the officer not to compete with the Corporation for 24 months following the date upon which he ceases to be an employee of the Corporation.

Mitchell A. Garber

Our agreement with Mr. Garber was entered into as of March 31, 2004. Mr. Garber resigned from all offices with the Corporation and its subsidiaries on March 6, 2006.

Under the terms of the agreement, Mr. Garber receives a minimum annual salary and shall be entitled to participate in any bonus plan for senior executives that might be established by our Board. If Mr. Garber's employment is terminated other than for cause or death or disability, or for any reason following the announcement of a change of control, or if he terminates his employment for good reason (as defined in the agreement) or for any reason following a change of control, (i) we will pay to him an amount equal to two times the sum of the highest salary and bonus, if any, paid to him during the term of his employment, and (ii) all options held by him shall become immediately exercisable and he shall be compensated for the determined value of his options if he is required by the terms of our option plan to exercise his options before their expiry date due to the termination of his employment.

The agreement contains a covenant by Mr. Garber not to compete with the Corporation for 24 months following the date upon which he ceases to be an employee of the Corporation.

Mr. Garber was, prior to March 6, 2006, the Executive Chairman of FireOne Group plc, our majority owned subsidiary, and of FPA Processing Services Inc., a wholly owned subsidiary of FireOne Group plc. In this capacity, Mr. Garber entered into an employment agreement with FPA Processing Services Inc. as of May 11, 2005, under the terms of which Mr. Garber receives a minimum annual salary. Also as of that date, we entered into a letter agreement with Mr. Garber, under which we acknowledge that Mr. Garber has agreed to act as Executive Chairman of FireOne Group plc and FPA Processing Services Inc. at our request and we have confirmed our obligation to indemnify him in respect of any actions or proceedings in which he might become involved by reason of his having acted as an officer or director of FireOne Group plc and/or FPA Processing Services Inc. Under the letter agreement, Mr. Garber has agreed that the amount of any cash compensation paid to him from time to time by FPA Processing Services Inc. or by FireOne Group plc (excluding, for greater certainty, any compensation paid through the issuance of restricted share units, share purchase options or awards pursuant to any other share incentive arrangements) shall be deducted from the compensation payable to him by the Corporation, such that the total cash compensation paid to him in the aggregate by the Corporation and all of its subsidiaries shall not exceed the compensation payable to him under his employment agreement with the Corporation.

Karp Separation Agreement

On December 23, 2005, we announced that Mr. Karp would step down as President and Chief Operating Officer as of the close of business on December 31, 2005 and that Mr. Karp would continue to serve on our Board.

In connection with the cessation of Mr. Karp's tenure of office, we entered into a separation agreement with Mr. Karp. The separation agreement provides for the termination of Mr. Karp's employment agreement and the payment to Mr. Karp of a gross separation amount, determined in accordance with his employment agreement, of US$120,000 plus Cdn$3,634,000. The separation payment was paid to Mr. Karp in January 2006. Mr. Karp's option to purchase Class "A" shares of the Corporation and his restricted share units of FireOne Group plc were unaffected by the cessation of his tenure of office, by virtue of his continuing to be a director of the Corporation.

The separation agreement also provides for a mutual release and discharge between Mr. Karp and the Corporation and the continuing obligation of Mr. Karp to respect the confidentiality and non-competition provisions of his employment agreement.

COMPENSATION OF DIRECTORS

Each of our six non-executive directors receives an annual Board retainer of $40,000 and $1,000 for each Board meeting attended. Those of our non-executive directors who serve as members of a committee of our Board receive additional compensation as follows: for service as member of either the audit committee or the compensation committee, an annual retainer of $3,000 per committee plus $1,000 for each committee meeting attended, and for service as member of the nominating committee, an annual retainer of $2,000 plus $1,000 for each committee meeting attended. In addition to their annual committee retainers, the Chairmen of the audit committee and the compensation committee each receive an annual retainer of $4,000 and the Chairman of the nominating committee receives an annual retainer of $1,000.

OPTIONS TO PURCHASE SECURITIES

On February 7, 1997, our Board adopted a share option plan, known as the 1997 Stock Option Plan (as amended, the "1997 Plan"). Pursuant to the provisions of the 1997 Plan, we may grant options to purchase Class "A" shares to our full-time employees or directors. Options may be granted for a term of up to 10 years and the term during which such options may be exercised will be determined by our Board at the time of each grant of options. The conditions of vesting and exercise of the options and the option price will be established by our Board when such options are granted and the option price shall not involve a discount greater than that permitted by law and by the regulations, rules and policies of the securities regulatory authorities to which we may then be subject.

Options granted under the 1997 Plan cannot be assigned or transferred, except by will or by the laws of descent and distribution of the domicile of the deceased optionee. Upon an optionee's employment with the Corporation being terminated for cause or upon an optionee being removed from office as a director or becoming disqualified from being a director by law, any option or the unexercised portion thereof shall terminate forthwith. If an optionee's employment with the Corporation is terminated otherwise than by reason of death or termination for cause, or if any optionee ceases to be a director other than by reason of death, removal or disqualification by law, any option or the unexercised portion thereof may be exercised by the optionee for that number of shares only which he was entitled to acquire under the option at the time of such termination or cessation, provided that such option shall only be exercisable within 90 days after such termination or cessation or prior to the expiration of the term of the option, whichever occurs earlier. If an optionee dies while employed by the Corporation or while serving as a director, any option or the unexercised portion thereof may be exercised by the person to whom the option is transferred by will or the laws of descent and distribution for that number of shares only which the optionee was entitled to acquire under the option at the time of death, provided that such option shall only be exercisable within 180 days following the date of death or prior to the expiration of the term of the option, whichever occurs earlier.

Upon its establishment, 3,000,000 Class "A" shares were authorized for issuance pursuant to options granted under the 1997 Plan. In each of 2000 and 2001, shareholders approved an additional 3,000,000 shares for issuance under the 1997 Plan. As at April 7, 2006, 3,096,789 Class "A" shares had been issued under the 1997 Plan and 4,015,195 options were outstanding under the 1997 Plan, leaving 1,888,016 Class "A" shares available for issuance pursuant to future option grants under the 1997 Plan.

In accordance with the terms of our January 20, 2004 combination agreement with Terra Payments, pursuant to which we acquired Terra Payments on April 6, 2004, we assumed all of the options outstanding under the Terra Payments share option plan, which now represent options to purchase Class "A" shares. As at April 7, 2006, 335,989 Class "A" shares had been issued upon the exercise of Terra Payments options and an additional 379,306 Class "A" shares underlie the outstanding balance of the Terra Payments options.

Equity Compensation Plan Information

The following table sets forth the number of Class "A" shares to be issued upon exercise of outstanding options, rights and warrants issued pursuant to our equity compensation plans, the weighted average exercise price of such options, rights and warrants and the number of Class "A" shares remaining available for future issuance under our equity compensation plans, all as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($/Share) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1) (c)
Equity compensation plans approved by security holders[1]	4,374,623	7.10	1,886,016
Equity compensation plans not approved by security holders[2]	217,451	7.43	Nil
Equity compensation plans not approved by security holders[2]	324,143	Cdn$14.34	Nil
Total	4,916,217	$7.46[3]	1,886,016

(1)   The 1997 Plan (referred to under "Executive Compensation – Options to Purchase Securities," above), is our only equity compensation plan that has been approved by shareholders.

(2)   Our only equity compensation plan not approved by shareholders is the share option plan of Terra Payments, which we assumed in accordance with the terms of our acquisition of Terra Payments on April 6, 2004.

(3)   The figure includes the weighted average exercise price of 324,143 share purchase options having a Canadian dollar exercise price which was converted at the closing rate on December 31, 2005 of US$1.00=Cdn$1.163.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for the directors and officers of the Corporation in an amount of $10,000,000, the first $100,000 of any claim (the first $250,000 of any claim brought by a securities holder) being deductible and payable by the Corporation. The annual premium for fiscal 2005 was $310,000. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Compensation of the Corporation's executive officers (including the Named Executive Officers) is reviewed by the compensation committee of our Board. The primary objective in designing compensation packages for the executive officers of the Corporation is to attract and retain talented individuals who will contribute to the growth and performance of the Corporation.

Base Salaries

The base salaries paid to the Named Executive Officers in 2005 were unchanged in comparison to 2004. Furthermore, as discussed above under "Summary Compensation Table", certain Named Executive Officers (including both our Co-Chairman and our Co-Chairman and Chief Executive Officer) agreed in 2005 to continue the temporary, voluntarily reduction in the amount of base salary that would otherwise have been payable to them in accordance with their respective employment agreements.

Annual Bonuses

Bonus awards to the Corporation's executive officers in respect of the fiscal year ended December 31, 2005 were determined by the compensation committee in light of overall corporate financial performance, in particular as measured by underlying earnings from continuing operations before income taxes and non-controlling interest. Underlying earnings from continuing operations before income taxes and non-controlling interest is a non-GAAP (Generally Accepted Accounting Principles) financial measure that excludes amortization of intangibles, amortization of property and equipment, inventory write-downs, stock-based compensation expense, restructuring costs, foreign exchange, goodwill impairment, gain on sale of investments, income taxes, non-controlling interest and discontinued operations. The Corporation reported underlying earnings from continuing operations before income taxes and non-controlling interest as a measure of its 2005 earnings in the belief that it provides investors with an important measure of the Corporation's growth and performance, and is a meaningful reflection of the underlying trends of its business. In determining the 2005 bonus awards for both our Co-Chairman and our Co-Chairman and Chief Executive Officer, the compensation committee also took into account total base salary and bonus awards paid to other chief executives in the payment processing industry. With respect to those executive officers having responsibility only within a particular business division, bonus entitlement was determined as a function of the degree to which targeted financial results were achieved within that division. For executive officers having corporate level responsibilities, bonus entitlement was determined in light of overall financial results.

Equity-based Compensation

The compensation committee believes that beneficial equity ownership by the Corporation's executive officers serves to align the interests of those executives with those of the Corporation's shareholders. To achieve this objective, the compensation committee has in the past approved the grant of stock options and in 2005 approved the grant by FireOne Group plc, the Corporation's majority owned subsidiary, of restricted stock units. Certain of the option awards to the Named Executive Officers have included vesting provisions that are directly tied to the Corporation's share price. When appropriate, the compensation committee seeks recommendations from our Co-Chairman and our Co-Chairman and Chief Executive Officer as to stock option grants to the Corporation's executive officers and directors. Any stock option grants approved by the compensation committee are then recommended to our entire Board for approval.

The members of the compensation committee of our Board, whose names are set out below, have approved the issue of the foregoing report and its inclusion in this proxy statement.


The Compensation Committee:
Thomas D. Murphy, Chairman
Tommy Boman
James S. Gertler


SHARE OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 7, 2006, certain information regarding the Beneficial Ownership of our Class "A" shares by (i) each person known to us to be a Beneficial Shareholder of more than 5% of the voting shares of the Corporation, (ii) each director and Named Executive Officer of the Corporation and (iii) all directors and officers of the Corporation as a group. Under SEC Rule 13d-3 of the Exchange Act, "Beneficial Ownership" includes the shares for which the individual, directly or indirectly, has or shares voting or investment power whether or not the shares are held for the individual's benefit.

Name and Address of Beneficial Shareholder	Amount and Nature of Beneficial Ownership in the Corporation	Percent of Ownership in the Corporation	Amount and Nature of Beneficial Ownership in FireOne Group plc	Percent of Ownership in FireOne Group plc
Clinton Group, Inc. 9 West 57th Street, 26th Floor New York, NY 10019	1,632,015[1]	6.87	Nil [2]	Nil [2]
Neil S. Wechsler 3500 de Maisonneuve Blvd West, 17th Floor, Montréal, PQ, H3Z 3C1	1,015,607[3]	4.13	263,250[4]	**
Holden L. Ostrin 3500 de Maisonneuve Blvd West, 17th Floor, Montréal, PQ, H3Z 3C1	1,012,857[3]	4.12	238,250[4]	**
Henry M. Karp 3500 de Maisonneuve Blvd West, 17th Floor, Montréal, PQ, H3Z 3C1	1,012,857[3]	4.12	81,250[5]	**
Gary S. Wechsler 3500 de Maisonneuve Blvd West, 17th Floor, Montréal, PQ, H3Z 3C1	572,857[6]	2.37	116,750[7]	**
Mitchell A. Garber 3500 de Maisonneuve Blvd West, 17th Floor, Montréal, PQ, H3Z 3C1	4,950	**	Nil	**
Stephen J. Shaper 325 Ripple Creek, Houston, TX, 77024	217,156[8]	**	81,250[5]	**
James S. Gertler 62 West 62nd Street , New York, NY, 10023	86,550[9]	**	43,750[10]	**
Jonathan J. Ginns 1133 Connecticut Avenue, NW Suite 700, Washington, DC, 200036	70,000 [11]	**	43,750[10]	**
Sydney Sweibel 3449 du Musee Avenue, Montréal, PQ, H3G 2C8	70,453 [11]	**	43,750[10]	**
Thomas D. Murphy 1208 Highcrest Lane, Colorado Springs, CO, 80921	58,959[12]	**	43,750[10]	**
Tommy Boman 30 Oyster Landing Road, Hilton Head, SC, 29928	41,571[13]	**	43,750[10]	**
All directors and officers as a group (17) persons	4,747,747 [14]	17.04	1,421,083[15]	2.71

**   Does not exceed one percent (1%).

(1)   The address of this Beneficial Shareholder is 9 West 57th Street, 26th Floor, New York, New York 10019. According to the Schedule 13G, dated February 10, 2006, filed with the SEC by Clinton Group, Inc., Clinton Multistrategy Master Fund Ltd. and George Hall, Clinton Group Inc. is an investment advisor and the investment manager of Clinton Multistrategy Master Fund Ltd., and George Hall is a control person both of Clinton Group, Inc. and Clinton Multistrategy Master Fund Ltd. Clinton Multistrategy Master Fund Ltd. has shared voting power and shared dispositive power over 1,411,439 shares; Clinton Group, Inc. has shared voting power and shared dispositive power over 1,581,303 shares; and George Hall has sole voting power and sole dispositive power over 50,712 shares and shared voting power and shared dispositive power over 1,581,303 shares. The information in this table is based exclusively on the most recent Schedule 13G filed by this Beneficial Shareholder with the SEC. We make no representation as to the accuracy or completeness of the information reported.

(2)   The information in this table is based exclusively on this Beneficial Shareholder not having advised FireOne Group plc of any voting or dispositive power over any ordinary shares of FireOne Group plc.

(3)   Includes 870,000 Class "A" shares underlying vested options.

(4)   Includes 237,500 ordinary shares underlying vested restricted share units.

(5)   Includes 81,250 ordinary shares underlying vested restricted share units.

(6)   Includes 420,000 Class "A" shares underlying vested options.

(7)   Includes 104,250 ordinary shares underlying vested restricted share units.

(8)   Includes 208,471 Class "A" shares underlying vested options.

(9)   Includes 86,250 Class "A" shares underlying vested options.

(10)   Includes 43,750 ordinary shares underlying vested restricted share units.

(11)   Includes 70,000 Class "A" shares underlying vested options.

(12)   Includes 53,959 Class "A" shares underlying vested options.

(13)   Includes 38,399 Class "A" shares underlying vested options.

(14)   Includes 4,123,555 Class "A" shares underlying vested options.

(15)   Includes 1,382,083 ordinary shares underlying vested restricted share units.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of the Corporation under the 1933 Act or the Exchange Act, except to the extent we specifically incorporate this report by reference therein.

In accordance with its written charter, the audit committee oversees our financial reporting process on behalf of our Board. Management has the primary responsibility for our consolidated financial statements and the overall reporting process, including our system of financial controls. In fulfilling its oversight responsibilities during fiscal 2005, the audit committee:

- discussed the quarterly and year-to-date financial information contained in each quarterly earnings announcement with senior members of our financial management and KPMG, independent auditors, prior to public release;

- reviewed our audited consolidated financial statements as of and for the year ended December 31, 2005, as well as the quarterly unaudited consolidated financial statements and earnings release with senior members of our financial management and KPMG;

- reviewed with our financial management and KPMG their judgments as to the quality, not just the acceptability, of our accounting principles;

- discussed with KPMG the overall scope and plan for their audit;

- reviewed our financial controls and financial reporting process;

- reviewed significant financial reporting issues and practices, including judgmental items, change in accounting principles and disclosure practice; pre-approved all services performed by KPMG; met with KPMG, without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting; and met with our financial management, without KPMG present, to discuss the quality of services provided by KPMG.

In addition, the audit committee has discussed with KPMG their independence from management and the Corporation, including the matters in the written disclosures required by the Independence Standards Board Standard No.1 Independence Discussions with Audit Committee and any matters required to be discussed by Statement on Auditing Standards No. 61 Communications with Audit Committees, as amended, and considered whether the provision of all other non-audit services provided to us by KPMG during fiscal 2005 was compatible with the auditors' independence.

In reliance on the reviews and discussions referred to above and representations by management that the consolidated financial statements were prepared in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States, the audit committee recommended to our Board that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for filing with the Commission. The audit committee selected KPMG as our independent auditors for the fiscal year ending December 31, 2006.

The members of the audit committee of our Board, whose names are set out below, have approved the issue of the foregoing report and its inclusion in this proxy statement.


The Audit Committee:
James S. Gertler, Chairman
Jonathan J. Ginns
Sydney Sweibel


APPOINTMENT OF AUDITORS

At the Meeting, it is proposed that shareholders appoint KPMG, chartered accountants, as independent auditors of the Corporation until the next annual general meeting of shareholders, at such remuneration as may be fixed by the audit committee of our Board. The affirmative vote of a majority of the votes cast on the proposal is required to make such an appointment. KPMG has served as auditors to the Corporation since June 21, 2001. Prior to that date, PricewaterhouseCoopers LLP served as auditors to the Corporation.

Representatives of KPMG are expected to be present at the Meeting and will have the opportunity to make a statement if they desire to do so. We also expect that they will be available to respond to questions. The following table shows the fees paid or accrued by the Corporation for the audit and other services provided by KPMG for fiscal 2005 and 2004[1].

	2005	2004
Audit Fees[2]	$ 87,257	$ 943,803
Audit-Related Fees[3]	168,372	464,049
Tax Fees[4]	417,720	305,596
All Other Fees[5]	47,458	82,602
Total	$1,520,807	$1,796,050

(1)   We pay fees to KPMG in Canadian dollars. The respective average exchange rates for 2004 and 2005 used to convert these fees into dollars were: US$1.00=Cdn$1.2116 (2005) and US$1.00=Cdn$1.2990 (2004).

(2)   Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and the review of our quarterly financial statements and the statutory audit of various foreign subsidiaries.

(3)   Audit-related fees for 2005 represent primarily consultation and advice on the flotation of the ordinary shares of FireOne Group plc. Audit-related fees for 2004 represent primarily fees for general accounting consultations and other attestation services, and for the preparation of our Joint Management Information Circular dated March 5, 2004.

(4)   For 2005, tax fees related to transfer pricing consultation and assistance in claiming research and development tax credits. For 2004, tax fees represent primarily fees for assistance in claiming research and development tax credits.

(5)   For 2005 and 2004, all other fees relates primarily to financial due diligence in connection with acquisitions.

Pre-Approval Policies and Procedures

The audit committee has delegated to the Chairman of the audit committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees up to a maximum for any one non-audit service of $50,000, provided that the Chairman shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full audit committee at its next regular meeting. The audit committee has also delegated to our Chief Financial Officer the authority to pre-approve the following non-audit services to be performed by our independent auditors, provided that the Chief Financial Officer shall report any decisions to pre-approve such non-audit services and fees to the full audit committee at its next regular meeting: tax advisory services of up to Cdn$60,000 during each fiscal year, provided that no individual mandate is estimated by our independent auditors to cost in excess of Cdn$20,000; acquisition-related financial due diligence services of up to Cdn$150,000 during each fiscal year, provided that no individual mandate is estimated by our independent auditors to cost in excess of Cdn$25,000; and, other, general services of up to Cdn$60,000 during each fiscal year, provided that no individual mandate is estimated by our independent auditors to cost in excess of Cdn$10,000. All professional services provided by KPMG during fiscal 2005 were pre-approved by the audit committee or its delegates in accordance with the Corporation's pre-approval policies.

RECOMMENDATION OF OUR BOARD

Our Board recommends that, based on the recommendation of the audit committee, you vote **FOR** the appointment of KMPG to serve as our independent auditors for the fiscal year ending December 31, 2006 and the authorization of our Board, acting through the audit committee, to determine the independent auditors' remuneration.

Proxies received pursuant to this solicitation will be voted **FOR** the appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2006, unless the shareholder has specified in the proxy that his or her Class "A" shares are to be withheld from voting for the appointment of KPMG as the Corporation's independent auditors.

RSU PLAN RESOLUTION

The Corporation is submitting the adoption of a restricted share unit plan (the "RSU Plan") for approval by the Corporation's shareholders. The RSU Plan has been adopted by our Board, subject to the adoption of the RSU Plan being approved by the Corporation's shareholders. The adoption by our Board of the RSU Plan will not become effective unless the Corporation's shareholders approve the RSU Plan.

The RSU Plan has been established as a discretionary incentive compensation plan to provide officers, directors and employees of the Corporation and any affiliate thereof who provide services to the Corporation with the opportunity to acquire Class "A" shares of the Corporation through an award of restricted share units ("Restricted Share Units" or "RSUs"). It is our current intention to grant RSUs only to directors, officers and those employees designated by our Board to be key employees. Each RSU represents a right to receive one Class "A" share to be issued by the Corporation on the earlier of (i) the maturity day of the RSU, and (ii) the date the holder chooses to receive distribution of the Class "A" share.

RSU Plan Description

The following is a summary of the material terms of the RSU Plan and is qualified in its entirety by the full text of the RSU Plan, which is attached to this proxy statement as Schedule C.

Administration of the RSU Plan

The RSU Plan will be administered by our Board who will have the authority, subject to plan provisions, to determine the individuals to whom RSUs may be awarded and the terms of each award. Our Board will also have the authority to determine whether restrictions or limitations are to be imposed on the Class "A" shares and any acceleration of vesting or waiver of termination of any award. To the extent permitted by applicable law and deemed by our Board to be desirable, our Board may delegate its administrative authority to a committee of our Board.

Shares Reserved for Issuance

An aggregate of 3,000,000 Class "A" shares may be issued pursuant to the RSU Plan. To the extent that RSUs are terminated or cancelled prior to the issuance of any Class "A" shares, such Class "A" shares underlying such award shall be added back to the number of shares reserved for issuance under the RSU Plan and will become available for grant again under the RSU Plan.

Change in Capitalization

Upon a subdivision or consolidation of the Class "A" shares or any similar capital reorganization or payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend) or any similar change in the capitalization of the Corporation, our Board may make any appropriate equitable adjustments to the number of shares reserved for issuance under the RSU Plan and to the number of Class "A" shares underlying any outstanding award. In addition, our Board may make any other appropriate amendments to or replacement of outstanding RSUs in the event of an amalgamation, combination, merger or other reorganization involving the Corporation in order to preserve proportionately the rights and obligations of the participants. Where our Board determines that the steps described above would not preserve such rights and obligations or otherwise determines it to be appropriate, our Board may permit accelerated vesting and delivery of Class "A" shares with respect to outstanding RSUs.

Term and Vesting Provisions

Each award will vest in one or more instalments as specified by our Board in the participant's award agreement. No award may have a term in excess of seven years. Once an instalment vests, the participant may choose to receive delivery of shares at any time through the seventh anniversary of the date of grant of the award. However, due to adverse tax consequences applicable to U.S. taxpayers pursuant to Section 409A of the U.S. Internal Revenue Code, any participant who is a U.S. taxpayer will receive delivery of Class "A" shares as soon as practicable following vesting of such RSU.

Credits for Dividends

A participant's account will be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Class "A" shares.

Voting Rights

Under no circumstances will RSUs be considered Class "A" shares nor shall they entitle the participant to exercise voting rights or any other rights attaching to the ownership of Class "A" shares, nor shall any participant be considered the owner of the Class "A" shares by virtue of the award of RSUs.

Termination of Service with the Corporation

If a participant's service with the Corporation terminates for cause (as defined in the RSU Plan), then all unvested RSUs will automatically terminate. Upon a participant's voluntary resignation, all unvested RSUs will automatically terminate, provided however, that our Board has discretion to accelerate vesting or permit continued vesting of the RSUs upon written request by the participant. If a participant's services terminate without cause or as a result of the participant's disability (as defined in the RSU Plan), then the participant's awards will generally continue to vest in accordance with the vesting schedule set forth in the participant's award agreement. Upon a participant's retirement (as defined in the RSU Plan), death or termination of service as a result of a divestiture of a business unit (as defined in the RSU Plan), all outstanding RSUs held by the participant shall immediately vest and Class "A" shares shall become deliverable.

Divestiture of a Business Unit or Change of Control of the Corporation

In the event of a divestiture of a business unit (as defined in the RSU Plan) of the Corporation that results in a participant becoming a director, officer or employee of the entity acquiring such business unit, our Board may accelerate vesting of any outstanding RSUs or allow a participant to remain a participant in the RSU Plan and allow for continued vesting of such awards. Upon the occurrence of a change of control (as defined in the RSU Plan) of the Corporation, all outstanding RSUs shall immediately vest.

Amendment or Termination

Our Board may amend, suspend or terminate the RSU Plan at any time, provided that no such amendment, suspension or termination may adversely affect outstanding RSUs. The RSU Plan will automatically terminate and expire on the earliest of the date on which no Class "A" shares remain available for issuance and no RSUs remain outstanding or (ii) the tenth anniversary of the effective date of the RSU Plan.

New Plan Benefits

No awards have been granted under the RSU Plan to date and our Board has not allocated any awards for future grant to any individual.

RECOMMENDATION OF OUR BOARD

Our Board recommends that you vote **FOR** the approval of the RSU Plan Resolution.

Proxies received pursuant to this solicitation will be voted **FOR** the approval of the RSU Plan Resolution, unless the shareholder has specified in the proxy that his or her Class "A" shares are to be voted against such approval.

INDEBTEDNESS OF DIRECTORS AND EMPLOYEES

The aggregate indebtedness to the Corporation of all employees, officers and directors and former employees, officers and directors of the Corporation is $114,504, of which $102,322 (Cdn$119,000, 2004 – Cdn$136,000) relates to an unsecured home-loan agreement with our Co-Chairman and $12,182 relates to advances to several employees. The unsecured home-loan is non-interest bearing and is repayable in annual instalments of Cdn$17,000 through and including July 1, 2012.

TRANSACTIONS WITH MANAGEMENT

Mr. Stephen J. Shaper provides the Corporation with consulting services and as a result, in fiscal 2005, we paid approximately $458,000 (2004 - $519,000) to Middlemarch Capital Corporation, a company under his control.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on Class "A" shares of the Corporation with the Nasdaq Composite Index for the five years ended December 31, 2005. The graph sets the beginning value of our Class "A" shares and the Nasdaq Composite Index at $100 and assumes that all dividends are reinvested.



	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05
Optimal Group Inc. Class "A" Shares	100.00	105.63	17.87	23.84	35.10	60.37
Nasdaq Composite Index	100.00	78.95	54.05	81.09	88.06	89.79

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of the Corporation's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by the Exchange Act to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the forms furnished to us, we believe that during 2005 our executive officers and directors complied with all applicable Section 16(a) filing requirements.

SHAREHOLDER PROPOSALS FOR THE 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be considered for inclusion in the Corporation's proxy statement for the 2007 annual general meeting of shareholders of the Corporation, shareholder proposals must be received by the Corporation by no later than December 12, 2006. In order to be included in the Corporation's proxy materials, shareholder proposals will need to comply with the SEC's Rule 14a-8. If you do not comply with Rule 14a-8, we will not be required to include the proposal in the proxy statement and the proxy card we will mail to our shareholders. Shareholder proposals submitted outside the proxy process (i.e., a proposal to be presented at the 2007 annual general meeting of shareholders of the Corporation but not submitted for inclusion in our proxy statement for that meeting) must be received by the Corporation by no later than January 11, 2007 and must comply with the requirements of the *Canada Business Corporations Act*. Shareholder proposals should be sent to the Corporation's Secretary at 3500 de Maisonneuve Blvd. West, Suite 1700 Montréal, Québec, Canada H3Z 3C1.

AVAILABLE INFORMATION

Financial information relating to the Corporation is provided in our audited consolidated financial statements and management's discussion and analysis for our financial year ended December 31, 2005. We are required to furnish to our shareholders annual reports containing audited consolidated financial statements certified by our auditors in Canada, quarterly reports containing unaudited financial data for the first three quarters of each fiscal year following the end of the respective fiscal quarter, and management's discussion and analysis for such annual and quarterly financial statements. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles with reconciliation to U.S. generally accepted accounting principles.

A copy of these filings may be requested at no cost, by writing or telephoning at the following address or telephone number:


Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 1700
Montréal, Québec, Canada H3Z 3C1
Attention: Secretary
(514) 738-8885


Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Canadian securities laws and Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge upon request by writing to the address specified above and on or through our website (http://www.optimalgrp.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, Canadian securities regulators and the SEC. The content of our website does not form part of this proxy statement.

OTHER MATTERS

We know of no other business that will be brought before the Meeting. If any other matter or any proposal should be properly presented and should properly come before the Meeting for action, the persons named in the accompanying proxy will vote upon such proposal at their discretion and in accordance with their best judgment.

APPROVAL OF THE CORPORATION

The content of this circular and the sending thereof has been approved by our Board.

Dated at Montréal, Québec, Canada, this 11th day of April 2006.

For the Board,

Leon P. Garfinkle
Senior Vice President,
General Counsel
and Secretary

OPTIMAL GROUP INC.

AUDIT COMMITTEE CHARTER

Restated as of August 8, 2005

Purpose of Committee

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Optimal Group Inc. (the "Company") is to:

     (a)   assist the Board in its oversight of (i) the integrity of the Company's financial statements, financial reporting process, system of internal controls over financial reporting, and audit process, (ii) the Company's compliance with, and process for monitoring compliance with, legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors;

     (b)   prepare the report required to be prepared by the Committee under the rules of the Securities and Exchange Commission (the "SEC"), and any other report required to be prepared by the Committee under any other applicable law or rule, for inclusion in the Company's annual proxy statement; and

     (c)   provide an open avenue of communication between the Company's financial management, its internal auditors (if any), its external auditors and the Board.

The mandate of the Committee shall be reviewed annually by the Board in order to ensure on-going compliance with the above standards and rules.

Committee Membership

The Committee shall consist of no fewer than three members of the Board, all of whom shall be appointed annually by the Board and shall remain in office at the pleasure of the Board and while still directors. The members of the Committee shall each have been determined by the Board to be "unrelated" and "independent" under the Nasdaq Marketplace Rules (the "Nasdaq Rules") and, as applicable, under the Sarbanes-Oxley Act of 2002 (the "2002 Act"). In selecting the members of the Committee, the Board shall also determine (i) that each member is "financially literate" in being able to read and understand fundamental financial statements (including balance sheet, income statement and cash flow statement and notes thereto); (ii) that at least one member has "accounting or related financial management expertise," in accordance with the Nasdaq Rules; and (iii) to the extent required by the applicable SEC rules and Nasdaq Rules, that at least one member of the Committee is an "audit committee financial expert" as defined by the SEC and is financially sophisticated in accordance with the Nasdaq Rules (or if there is no such member, the reason for not having an audit committee financial expert on the Committee shall be disclosed). Each member of the Committee shall be free of any relationship that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgment and cannot be an "affiliated person" as defined under the Nasdaq Rules. Applicable laws and regulations shall be followed in evaluating a member's independence.

Compensation of Committee Members

No member of the Committee may receive, directly or indirectly, any compensation from the Company or any of its affiliates other than (i) director's fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors; (ii) a pension or other deferred compensation for prior service that is not contingent on future service; and (iii) any other regular benefits that other directors receive. Without limiting the generality of the foregoing, no member of the Committee may receive any compensation for services rendered as a consultant or legal or financial advisor.

Committee Structure and Operations

The Board shall designate one member of the Committee as its chairperson. The Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by written resolution signed by all members of the Committee, when deemed necessary or desirable by the Committee or its chairperson. A quorum for meetings of the Committee shall be a majority of its members.

The Committee may invite such members of management, auditors and other persons to its meetings as it may deem desirable or appropriate. The Committee's chairperson shall report regularly to the Board summarizing the Committee's actions and any significant issues considered by the Committee.

Committee Duties, Responsibilities and Authority

The following are the duties, responsibilities and authority of the Committee:

1.   To meet with the independent auditors and the Company's management and such other personnel as it deems appropriate and discuss such matters as it considers appropriate, including the matters referred to below. The Committee must meet separately with the independent auditors periodically, normally at least once each fiscal quarter.

2.   To ensure that the external auditors report directly to the Committee and that they are accountable to the Committee and to the Board.

3.   To decide whether to appoint, retain, terminate or nominate (and recommend to the Company's shareholders the selection of Independent Auditors) the Company's independent auditors including having the sole authority to approve all audit engagement fees and terms and to pre-approve all audit and permissible non-audit services and fees to be provided by the independent auditors. The Committee shall monitor and evaluate the auditors' qualifications, performance and independence on an ongoing basis, and shall be directly responsible for overseeing the work of the independent auditors (including resolving disagreements between management and the auditor regarding financial reporting). In conducting such evaluations, the Committee shall:

    - At least annually, obtain and review a report by the independent auditors describing:

        - the auditors' internal quality-control procedures;

        - any material issues raised by the most recent internal quality-control review or peer review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, concerning one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and

        - (to assess the auditors' independence) all relationships between the independent auditors and the Company (including information the Company determines is required to be disclosed in the Company's proxy statement as to services for audit and non-audit services provided to the Company and those disclosures required by Independence Standards Board Standard No.1, as it may be modified or supplemented).

    - Discuss with the independent auditors any relationships or services that may affect the objectivity or independence of the independent auditors and consider whether the provision of non-audit services is compatible with maintaining the external auditors' independence.

    - Review and evaluate the qualifications, performance and independence of the primary partners of the independent auditors.

    - Take into account the opinions of management.

- Discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself.

The Committee shall present its conclusions concerning the independent auditors to the Board for its information at least annually.

4.   To obtain from the independent auditors and management, for any audit, a timely report on the Company's annual audited financial statements setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements and discussing with them the quality and not just the acceptability of all critical accounting policies and practices to be used including alternative treatments of financial information within generally accepted accounting principles discussed with management, the ramifications of such treatments and the treatment recommended by the auditors, which report will be reviewed and concurred with by the independent auditors, and to obtain from the independent auditors any material written communications between the independent auditors and management, such as any "management" letter, response thereto by the Company's management or schedule of unadjusted differences.

5.   Prior to their being filed, to discuss with management and the independent auditors the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", and to discuss with the Company's Chief Executive Officer and Chief Financial Officer their certifications to be provided under Sections 302 and 906 of the 2002 Act, including whether the financial statements fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of and for the periods presented and whether any significant deficiencies exist in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data, assess any material weaknesses that may exist in internal controls, or consider whether any fraud has occurred, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. The Committee shall discuss, as applicable: (a) major issues encountered and judgments made regarding accounting principles, financial statement presentation and the Company's financial statements generally, including any significant changes in the Company's selection or application of accounting principles, major issues as to the adequacy of the Company's internal controls, any special audit steps adopted in light of material control deficiencies and any other major accounting policy changes; (b) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements; (c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, transactions, obligations (including contingent obligations), other relationships of the Company with unconsolidated entities or other persons on the financial statements of the Company and any unusual methods of acquiring or holding interests in other entities; and (d) the results of the review of the Company's quarterly financial statements by the Company's independent auditors.

6.   To review management's report assessing the adequacy and effectiveness of the Company's disclosure controls and procedures and systems of internal control.

7.   To review filings (including interim reports) with the SEC and other published documents containing the Company's financial statements or financial information extracted or derived from such financial statements, and consider whether the information therein is consistent with the information in the financial statements before it is filed with the SEC, Nasdaq or other regulators, exchanges or associations.

8.   To discuss with the independent auditors on at least an annual basis if applicable, the matters required to be discussed by Statement on Auditing Standards No. 61, as it may be modified or supplemented, as well as any problems or difficulties the auditors encountered in the course of the audit work, including any restrictions on the scope of the independent auditors' activities or access to requested information, significant changes required in the independent auditors' accounting plan, any significant disagreements with management, and any other matters relating to the audit which are to be communicated to the

Committee under GAAP. Among the items the Committee will consider discussing with the independent auditors are:

- any accounting adjustments that were noted or proposed by the independent auditors but were "passed" (as immaterial or otherwise);

- any communications between the audit team and the independent auditors' national office concerning auditing or accounting issues presented by the engagement; and

- any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditors to the Company.

The discussion shall also include the responsibilities, budget and staffing of the Company's internal audit function.

9. To review, at least annually, the Company's communication policy and monitor the Company's communication with analysts, investors, the media and the public. In particular, to discuss with management the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. Discussion of earnings releases as well as financial information and earnings guidance may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made).

10. To discuss with management and the independent auditors periodically, normally on at least an annual basis:

- the independent auditors' annual audit scope, risk assessment and plan to ensure completeness of coverage, reduction of redundant efforts, the effective use of internal and external audit resources and the use of independent public accountants other than the appointed independent auditors;

- the form of independent auditors' report on the annual financial statements and matters related to the conduct of the audit under generally accepted auditing standards; and

- comments by the independent auditors on internal controls and significant findings and recommendations resulting from the audit.

11. To discuss with management periodically, normally on at least an annual basis:

- the annual internal audit plan, risk assessment, and significant findings and recommendations and management's responses thereto;

- the adequacy of the Company's internal controls, any codes of conduct and any monitoring of the Company's compliance therewith; and

- the internal audit function and responsibilities and any scope restrictions placed on the execution of internal audit responsibilities.

12. To establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

13. To establish policies governing the Company's hiring or engaging as a contractor of any current or former employee of the Company's independent auditors who was engaged on the Company's account in the most recent two years and review and concur with the hiring or engagement of such an individual. These policies

shall provide that no former employee of the independent auditors who was a member of the Company's audit engagement team may undertake a financial reporting oversight role at the Company within one year of the date of the commencement of procedures for a review or audit.

14. To discuss with management periodically, normally on at least an annual basis, management's assessment of the Company's market, credit, liquidity and other financial and operational risks, and the guidelines, policies and processes for managing such risks.

15. To discuss with the Company's General Counsel any significant legal, compliance or regulatory matters that may have a material impact on the Company's business, financial statements or compliance policies, including related party transactions and reports or inquiries from governmental or other agencies and the appropriateness of the Company's public disclosure thereof in the documents reviewed by the Committee.

16. To obtain assurance from the independent auditors that the audit of the Company's financial statements was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under that Act.

17. To review and approve all related party transactions (as defined by applicable NASD Rule).

18. To conduct or authorize investigations into any matters within the Committee's charter. The Committee is empowered to: (i) retain outside counsel or other advisors to advise or assist the Committee in the conduct of an investigation; (ii) seek any information it requires from external parties or employees, all of whom are directed to cooperate with the Committee's requests; (iii) meet with management, independent auditors or outside counsel, as necessary; (iv) meet with the Company's financial advisors; and (v) authorize the payment of any fees in respect of the foregoing.

19. To discharge any other duties or responsibilities delegated to the Committee by the Board, by the Company's bylaws or by law from time to time.

20. To review the Committee's duties and responsibilities at least annually.

Committee Reports

The Committee shall produce the following reports and provide them to the Board:

1. Any report or filing, including any recommendation, or other disclosures required to be prepared by the Committee pursuant to the rules of the SEC or any other regulatory authority for inclusion in the Company's annual proxy statement, including:

   - a report for the annual proxy statement as to the Committee's review and discussion of matters with the Company's management and the independent auditors;

   - filing a copy of the Committee's charter as an appendix to the annual proxy statement at least once every three (3) years; and

2. An annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also include a review of the adequacy of this charter and shall recommend to the Board any revisions the Committee deems necessary or desirable, although the Board shall have the sole authority to amend this charter. The performance evaluation shall be conducted in such manner as the Committee deems appropriate.

Resources and Authority of the Committee

The Committee shall have the resources, including funding, and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate, without seeking approval of the Board or management.

SCHEDULE B

OPTIMAL GROUP INC.

NOMINATING COMMITTEE CHARTER

PURPOSE

The Nominating Committee (the "Committee") is a standing committee appointed by the Board. The Committee is responsible for (i) identifying candidates for nomination as directors, and (ii) selecting the director nominees to be presented for election at each annual meeting of shareholders ("Annual Meeting").

COMMITTEE MEMBERSHIP AND ORGANIZATION

The Committee shall be composed of at least three directors. Each member of the Committee shall be both an "unrelated" director and "independent" director (as such terms are defined from time to time under the requirements or guidelines for compensation committee or corporate governance committee service under applicable securities laws and the rules of any stock exchange on which the Corporation's securities are listed for trading). The Committee members shall be appointed by the Board and may be removed by the Board in its discretion. The Chairman of the Committee shall be designated by the Board

PROCEDURES, POWERS AND DUTIES

1. The Committee shall have the following procedures, powers and duties:

   (b) The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities, and shall meet with the Co-Chairmen to discuss any matters that the Committee or the Co-Chairmen believe should be discussed privately.

   (c) The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Corporation's expense and to approve any such firm's fees and other retention terms.

   (d) The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

   (e) Prior to each Annual Meeting, following determination by the Board of the number of directors to be elected at such meeting, the Committee shall:

       (i) identify individuals qualified to stand for re-election or to become new members of the Board, consistent with any qualifications, expertise and characteristics which may have been approved by the Board or determined by the Committee from time to time;

       (ii) evaluate incumbent directors whose terms are expiring at the meeting and consider their qualifications to stand for re-election; and

       (iii) evaluate nominees for election to the Board submitted by stockholders in accordance with procedures adopted by the Committee, the By-laws of the Corporation, and applicable law.

(f)   In the event of a vacancy on the Board, following determination by the Board that such vacancy shall be filled, the Committee shall identify individuals qualified to fill such vacancy, consistent with any qualifications, expertise and characteristics which may have been approved by the Board or determined by the Committee from time to time. Before selecting any nominee for director, the Committee shall review the candidate's availability and willingness to serve.

(g)   The Committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board.

SCHEDULE C

Optimal Group Inc.

Restricted Share Unit Plan

ARTICLE 1
PURPOSE

1.1   Purpose

The Plan has been established as a discretionary incentive compensation plan to provide officers, directors and employees of the Company and any Affiliate thereof who provide Services to the Company or any Affiliate thereof with the opportunity to acquire Common Shares through an award of Restricted Share Units.

ARTICLE 2
INTERPRETATION

2.1   Definitions

For purposes of the Plan:

(a)   **"Account Value"** means the aggregate value of the Restricted Share Units credited to a Participant's account, and shall be calculated by multiplying the number of vested Restricted Share Units recorded in the Participant's account on the Distribution Date by the Distribution Value;

(b)   **"Award Agreement"** means the award agreement attached as Schedule A or, in the case of a Participant who is a U.S. Taxpayer, Schedule C to this Plan;

(c)   **"Affiliate"** shall have the meaning set forth in the *Canada Business Corporations Act*;

(d)   **"Award Date"** means each date on which Restricted Share Units are awarded to a Participant in accordance with Section 4.1;

(e)   **"Award Market Value"** means the average Fair Market Value per Common Share for the five trading days on which the Common Shares traded prior to the Award Date;

(f)   **"Board"** means the board of directors of the Company;

(g)   **"Cause"** means "cause" as defined in the Participant's employment agreement with the Company or any Affiliate thereof, or if such term is not defined or if the Participant has not entered into such an employment agreement, then as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual's employment without notice;

(h)   **"Change of Control"** means the happening of any of the following events:

(i)   any transaction at any time and by whatever means pursuant to which (A) the Company goes out of existence by any means or (B) any Person or any group of two or more

Persons acting jointly or in concert (other than the Company or a wholly-owned subsidiary of the Company) hereafter acquires the direct or indirect beneficial ownership of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company;

(ii) the sale, assignment or other transfer of all or substantially all of the assets of the Company to a Person other than a wholly-owned subsidiary of the Company;

(iii) the dissolution or liquidation of the Company, except in connection with the distribution of assets of the Company to one or more Persons which were wholly-owned subsidiaries of the Company prior to such event;

(iv) the occurrence of a transaction requiring approval of the Company's shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Company); or

(v) the Board passes a resolution to the effect that, for the purposes of the Plan, an event set forth in (i), (ii), (iii) or (iv) above has occurred;

(i) **"Code"** means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;

(j) **"Committee"** has the meaning set forth in Section 3.2 of this Plan;

(k) **"Common Share"** means a Class "A" share of the Company or, in the event of an adjustment contemplated by Article 5, such other securities to which a Participant may be entitled upon exercise of a Restricted Share Unit as a result of such adjustment;

(l) **"Company"** means Optimal Group Inc.;

(m) **"Control"** by a Person over a second Person means the provision, directly or indirectly, of the principal direction or influence over the business and affairs of the second Person by virtue of:

(i) ownership or direction of voting securities in the second Person;

(ii) a written agreement or indenture;

(iii) being or Controlling the general partner of a limited partnership; or

(iv) being a trustee of a trust;

and **"Controlled"** and **"Controlling"** have a similar meaning;

(n) **"Disabled"** or **"Disability"** means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board for purposes of this Plan;

(o) **"Distribution Date"** means (a) for U.S. Taxpayers, the date specified in the Award Agreement, and (b) for all other Participants, the date upon which the Participant exercises a vested RSU;

(p) **"Distribution Value"** means, with respect to each Restricted Share Unit credited to a Participant's account, the average Fair Market Value of the Common Shares for the five trading days on which the Common Shares traded prior to the Distribution Date;

(q) **"Dividend Equivalent"** means a bookkeeping entry whereby each Restricted Share Unit is credited with the equivalent amount of the dividend paid on a Common Share in accordance with Section 4.5;

(r) **"Dividend Market Value"** means the average Fair Market Value per Common Share for the five trading days on which the Common Shares traded prior to the dividend record date;

(s) **"Exercise Notice"** means a notice in writing, in the form set out in Schedule B, signed by a Participant and stating the Participant's intention to exercise a particular RSU;

(t) **"Fair Market Value"** of a Common Share means the average high and low prices for a board lot of Common Shares traded in U.S. dollars on the Nasdaq Stock Market during the relevant day, rounded up to the nearest whole cent;

(u) **"Holding Entity"** means a Person that is Controlled by an individual;

(v) **"Maturity Date"** has the meaning ascribed to such term in Section 4.2;

(w) **"Nasdaq"** means the Nasdaq Stock Market, Inc.;

(x) **"Optimal"** means, collectively, the Company and any Affiliate thereof;

(y) **"Option Plan"** means the stock option plan of the Company established on February 7, 1997, as amended for time to time;

(z) **"Participant"** means an employee, director or officer or a former employee, director or officer of Optimal who, in the opinion of the Board in its sole discretion, has rendered Services to the Company or an Affiliate thereof to warrant participation in the Plan;

(aa) **"Payment Amount"** means the amount calculated under Section 4.8 of the Plan;

(bb) **"Permitted Assign"** means, for a Participant:

    (i) where the Participant is not a U.S. Taxpayer, a trustee, custodian, or administrator acting on behalf, or for the benefit, of the Participant;

    (ii) a Holding Entity of the Participant;

    (iii) where the Participant is not a U.S. Taxpayer, a registered retirement savings plan or registered retirement income fund of the Participant;

    (iv) a spouse of the Participant;

    (v) a trustee, custodian, or administrator acting on behalf, or for the benefit, of the spouse of the Participant;

    (vi) a Holding Entity of the spouse of the Participant; or

    (vii) where the Participant is not a U.S. Taxpayer, a registered retirement savings plan or registered retirement income fund of the spouse of the Participant;

(cc) **"Person"** includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(dd)   **"Plan"** means this Restricted Share Unit Plan, as amended from time to time in accordance with its terms;

(ee)   **"Restricted Share Unit"** or **"RSU"** means a unit equivalent in value to a Common Share, credited by means of a bookkeeping entry on the books of the Company in accordance with Section 4.1;

(ff)   **"Retirement"** means retirement from active employment with Optimal or, with the consent of such officer of the Company as may be designated by the Board, any other termination from active employment with Optimal upon completion of such years of service as the Board may specify;

(gg)   **"Services"** means services rendered by an individual to the Company or an Affiliate; and

(hh)   **"U.S. Taxpayer"** means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for purpose of the Code or a Participant for whom the RSU would otherwise be subject to U.S. taxation under the Code.

2.2   Interpretation

(a)   Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board.

(b)   As used herein, the terms "Article", "Section", "Subsection" and "clause" mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)   Words importing the singular include the plural and vice versa and words importing any gender include the other gender.

(d)   Unless otherwise specified, all references to money amounts are to the Canadian dollar.

ARTICLE 3
ADMINISTRATION

3.1   Administration of the Plan

Subject to Section 3.2, this Plan will be administered by the Board and the Board has sole and complete authority, in its discretion, to:

(a)   determine the individuals (from among the Participants) to whom RSUs may be awarded;

(b)   subject to the provisions of this Plan, award such RSUs on such terms and conditions as it determines including:

    (i)   the time or times at which RSUs may be awarded;

    (ii)   the time or times when each RSU becomes exercisable and, subject to Section 4.2, the term of the RSU;

    (iii)   whether restrictions or limitations are to be imposed on the Common Shares and the nature of such restrictions or limitations, if any;

    (iv)   any acceleration of exercisability or waiver of termination regarding any RSU, based on such factors as the Board may determine;

(c)   interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(d)   make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Board's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company or of an Affiliate as the Board determines.

3.2   Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the "**Committee**") of the Board all or any of the powers conferred on the Board under the Plan. To the extent desirable, such Committee shall be comprised of not less than two (2) directors who are (i) "non-employee directors" under Rule 16b-3 of the Exchange Act and (ii) "independent directors" pursuant to the Nasdaq listing requirements. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive.

3.3   Determination of Value if Common Shares Not Publicly Traded

If the Common Shares are not publicly traded at the relevant time such that the Distribution Value and/or the Award Market Value and/or the Dividend Market Value cannot be determined in accordance with the definitions of those terms, such values shall be determined by the Board acting in good faith.

3.4   Information

Each Participant shall provide the Company with all information the Company requires in order to administer the Plan.

3.5   Eligibility

All Participants are eligible to participate in the Plan, subject to Sections 4.9, 4.10, 4.11, 4.12 and 4.13. Eligibility to participate does not confer upon any Participant a right to receive an award of RSUs pursuant to the Plan.

3.6   Total Common Shares Subject to RSUs

(a)   An aggregate of 3,000,000 Common Shares may be issued pursuant to the Plan.

(b)   To the extent Restricted Share Units terminate for any reason prior to exercise in full or are cancelled, the Common Shares subject to such Restricted Share Units shall be added back to the number of Common Shares reserved for issuance under the Plan, and such Common Shares will again become available to be issued under the Plan.

3.7   Exemption from Plan Participation

Notwithstanding any other provision of the Plan, if a Participant is a resident in a jurisdiction in which the award of Restricted Share Units under Section 4.1 might be considered to be income which is subject to taxation at the time of such award, the Participant shall not be eligible to participate in the Plan unless the Participant elects to do so (in writing in a form acceptable to the Company) by providing notice to the secretary of the Company.

3.8 **Interpretation**

Notwithstanding the general terms and conditions of the Plan and the Award Agreement, the terms and conditions of any award hereunder shall, to the greatest extent possible, be made consistent with the terms and conditions of any written agreement between the Participant and Optimal governing the services rendered by the Participant as a director or an officer or employee of Optimal, in so far as such agreement provides for the treatment of share incentives.

ARTICLE 4
AWARD OF RESTRICTED SHARE UNITS

4.1 **Award of Restricted Share Units**

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, award Restricted Share Units to any Participant. All terms and conditions of an award of RSUs shall be evidenced in a written award agreement substantially in the form attached as Schedule A or, in the case of a Participant who is a U.S. Taxpayer, Schedule C to this Plan. Restricted Share Units credited or awarded to a Participant shall be credited to an account maintained for the Participant on the books of the Company, effective as of the Award Date. The number of Restricted Share Units (including fractional Restricted Share Units) to be credited to each Participant's account shall be determined by the Board in its sole discretion in accordance with the Plan and having regard to the Award Market Value.

4.2 **Term of Restricted Share Units**

Subject to any accelerated termination as set forth in this Plan, each RSU shall expire on the date provided in the Award Agreement (the "**Maturity Date**") provided that the Maturity Date shall not be later than the seventh anniversary of the Award Date.

4.3 **Exercise Period**

Except as otherwise provided in this Plan, each RSU will vest and be exercisable in one or more instalments as specified by the Board in the Award Agreement.

Once an instalment becomes exercisable, it remains exercisable until expiration or termination of the RSU, unless otherwise specified by the Board in connection with the grant of such RSU and set forth in the Award Agreement or pursuant to Section 4.14. Unless otherwise specified in an Award Agreement, each Restricted Share Unit may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares with respect to which it is then exercisable.

4.4 **Award Agreement**

The Company and the Participant shall complete and deliver a written Award Agreement in the form attached to the Plan as Schedule A, or in the case of a Participant who is a U.S. Taxpayer, Schedule C, or a similar form as determined by the Board, to the secretary of the Company within the time period specified by the Board. If the Award Agreement is not so delivered within the time specified, the Board reserves the right to revoke the award of Restricted Share Units to the Participant.

4.5 **Credits for Dividends**

A Participant's account shall be credited with a Dividend Equivalent in the form of additional Restricted Share Units as of each dividend payment date, if any, in respect of which dividends are paid on Common Shares. Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Restricted Share Units recorded in the Participant's account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

4.6 Exercise of RSUs

Subject to the Award Agreement and Section 4.3 of the Plan, a Participant shall have the right to elect to receive the applicable portion of the Account Value, less any applicable withholding taxes, on the earlier of (a) the Maturity Date of the RSU and (b) the Distribution Date. The Participant shall exercise any vested RSUs by delivering to the Company an Exercise Notice. In no event shall an RSU be exercisable after the earlier of (a) the Maturity Date of the RSU or (b) the ninety-first day after the Participant ceases to be eligible to participate under the Plan, except as provided in Sections 4.9, 4.10, 4.11, 4.12 and 4.13.

Upon receipt of the Exercise Notice from the Participant, the Company shall advise the Participant in writing of the applicable withholding taxes payable, if any, in connection with the exercise of RSUs. The Participant shall be required to remit in cash or by certified cheque to the Company the amount of the applicable withholding taxes so specified within five days following delivery of such written advice. In the event that such amounts are not remitted within the specified period, the Company may withdraw such amounts from the Participant's salary or refuse to issue the share certificate representing the Common Shares until such time as all payments in respect of applicable withholding taxes have been satisfied.

4.7 Reporting of Restricted Share Units

The Company shall provide a statement in writing of the Restricted Share Unit account to each Participant at least annually.

4.8 Payment Amount

As soon as practicable after each Distribution Date, subject to the terms and conditions of the Participant's Award Agreement, the Company shall issue the number of Common Shares equal to the Distribution Value multiplied by the number of Restricted Share Units in his or her account that became payable on the Distribution Date (the "**Payment Amount**"). As of the Distribution Date, the Restricted Share Units in respect of which such an amount is paid shall be cancelled and no further payments shall be made from the Plan in relation to such Restricted Share Units.

4.9 Voluntary Resignation or Termination for Cause

(a) Notwithstanding Sections 4.6 and 4.8, and subject to any express resolution passed by the Board, if:

(i) a Participant's employment or term as a director or officer with Optimal is terminated for Cause; or

(ii) the Participant resigns or retires (except in the circumstances contemplated in Section 4.11 or 4.13),

then any Restricted Share Units granted to the Participant under the Plan which have not yet vested at the time of termination for Cause or at the time of such resignation or retirement shall, subject to Section 4.9(b), terminate without payment and shall be of no further force or effect from and after the date of termination for Cause or resignation or retirement.

(b) Notwithstanding Section 4.9(a), if a Participant, within 30 days of the termination described in Section 4.9(a)(ii) makes a written request to the Company requesting a waiver of the forfeiture in Section 4.9(a), the Board may:

(i) accelerate the vesting of all or any portion of the Participant's RSUs; or

(ii)   determine that such Participant shall continue to be a Participant for purposes of the Plan (other than Section 4.1), but subject to such terms and conditions (including vesting) if any, established by the Board in its sole discretion.

4.10   Termination other than for Cause and Disability

(a)   Notwithstanding Sections 4.6 and 4.8, and subject to any express resolution passed by the Board, if:

(i)   a Participant's employment or term as an officer or director of Optimal is terminated other than for Cause; or

(ii)   a Participant becomes Disabled,

then subject to Subsection 4.10(b), such Participant shall be deemed to continue to be a Participant for the purposes of the Plan. For greater certainty, Sections 4.5, 4.6 and 5.1 will continue to apply to such Participant.

(b)   In the event that a Participant determined to be Disabled under subsection 4.10(a)(ii) above subsequently ceases to be Disabled, but does not resume his or her position as an officer, director or employee of Optimal within 90 days following such event, then the Participant shall be deemed to have terminated from employment with Optimal at the end of such 90 day period and any RSUs granted to the Participant under the Plan which have not yet vested by the end of such 90 day period shall be governed by:

(i)   if such resignation is a Retirement, Section 4.11 of the Plan; or

(ii)   in any other case, Section 4.9 of the Plan.

4.11   Retirement

Notwithstanding Sections 4.6 and 4.8 of the Plan, but subject to any express resolution passed by the Board, upon the Retirement of a Participant, any Restricted Share Units granted to the Participant under the Plan which, as at the date of such Retirement, have not yet vested, shall immediately vest, and the Payment Amount in respect of all vested Restricted Share Units as at the date of Retirement shall be payable on the last business day of the calendar year in which such Retirement occurs. Upon payment in full of the Payment Amount, the Restricted Share Units shall be cancelled and no further payments will be made from the Plan in relation to the Participant.

4.12   Death of Participant Prior to Distribution

Notwithstanding Sections 4.6 and 4.8 of the Plan, but subject to any express resolution passed by the Board, upon the death of a Participant, any Restricted Share Units granted to the Participant under the Plan which, as of the date of the Participant's death, have not yet vested, shall immediately vest, and the Payment Amount shall be delivered to the estate of such Participant on or about the thirtieth (30th) day after the Company is notified of the death of the Participant, or on a later date elected by the Participant's estate, by delivery to the secretary of sufficient documentation attesting to such death no later than twenty (20) days after the Company is notified of the death of the Participant, and provided that such later elected date is no later than the last business day of the calendar year following the calendar year in which the Participant dies. Such payment shall be equivalent to the Payment Amount which would have been paid to the Participant pursuant to Section 4.8, calculated on the basis that the day on which the Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon payment in full of the Payment Amount, the Restricted Share Units shall be cancelled and no further payments will be made from the Plan in relation to the Participant.

4.13   Termination on Divestiture

(a)   In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of Optimal results in the termination of such Participant's term as an officer, director or employee of Optimal and such Participant becomes a director, officer or employee of the Person acquiring or operating such business unit, the Board may:

   (i)   accelerate the vesting of all or any portion of a Participant's RSUs; or

   (ii)   determine that such Participant shall continue to be a Participant for the purposes of the Plan, but subject to such terms and conditions (including vesting), if any, established by the Board in its sole discretion.

(b)   In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of Optimal results in the termination of employment of a Participant and such Participant is not offered another directorship, office or employment with Optimal, or with the Person to whom the divestiture is made (or any Affiliate thereof), then the provisions of Section 4.10 shall apply.

4.14   Change of Control

(a)   Upon the Company entering into an agreement relating to, or otherwise becoming aware of, a transaction which, if completed, would result in a Change of Control, the Company shall give written notice of the proposed transaction to the Participants not less than ten business days prior to the closing of the transaction resulting in the Change of Control.

(b)   Upon the occurrence of a Change of Control, all outstanding RSUs shall vest and become conditionally exercisable upon (or immediately prior to) the completion of the transaction resulting in the Change of Control provided that in no event will the exercise of RSUs pursuant to this section extend beyond the Maturity Date. If any of such RSUs are not exercised on or prior to completion of the transaction resulting in the Change of Control, such unexercised RSUs shall terminate and expire upon the completion of the transaction resulting in the Change of Control. If, for any reason, the transaction which would result in the Change of Control is not completed, the acceleration of the vesting of the RSUs shall be retracted and vesting shall instead revert to the manner provided in the Plan and the Award Agreement unless such RSUs have already been exercised.

4.15   Conditions of Exercise

Each Participant will, when requested by the Company, sign and deliver all such documents relating to the awarding or exercise of RSUs which the Company deems necessary or desirable.

4.16   U.S. Taxpayers – Time of Payment and Other Provisions

Notwithstanding anything in the Plan to the contrary, the terms of Annex A shall apply to any U.S. Taxpayer.

ARTICLE 5
SHARE CAPITAL ADJUSTMENT

5.1   General

The existence of any RSUs does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company, to create or issue any bonds, debentures, Common Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any RSUs awarded hereunder.

5.2   Reorganization of Company's Capital

Should the Company effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Company that, in the opinion of the Board, would warrant the replacement or amendment of any existing RSUs in order to adjust the number of Common Shares that may be acquired on the exercise of any outstanding RSUs in order to preserve proportionately the rights and obligations of the Participants, the Board will authorize such steps to be taken as may be equitable and appropriate to that end.

5.3   Other Events Affecting the Company

In the event of an amalgamation, combination, merger or other reorganization involving the Company by exchange of Common Shares, by sale or lease of assets or otherwise, that, in the opinion of the Board, warrants the replacement or amendment of any existing RSUs in order to adjust the number of Common Shares that may be acquired on the exercise of any outstanding RSUs in order to preserve proportionately the rights and obligations of the Participants, the Board will authorize such steps to be taken as may be equitable and appropriate to that end.

5.4   Immediate Exercise of Awards

Where the Board determines that the steps provided in Sections 5.2 and 5.3 would not preserve proportionately the rights and obligations of the Participants in the circumstances or otherwise determines that it is appropriate, the Board may permit the immediate exercise of any outstanding RSUs that are not otherwise exercisable.

5.5   Issue by Company of Additional Shares

Except as expressly provided in this Article 5, neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Common Shares that may be acquired on the exercise of any outstanding RSUs.

5.6   Fractions

No fractional Common Shares will be issued on the exercise of an RSU. Accordingly, if, as a result of any adjustment under Sections 5.2 to 5.4 inclusive, a Participant would become entitled to a fractional Common Share, the Participant has the right to acquire only the adjusted number of full Common Shares rounded down to the nearest whole number and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1   Amendment, Suspension, or Termination of Plan

(a)   The Board may from time to time amend or suspend the Plan in whole or in part and may at any time terminate the Plan without prior notice. However, except as expressly set forth herein, no such amendment, suspension, or termination may adversely affect the Restricted Share Units previously awarded to a Participant which are outstanding at the time of such amendment, suspension or termination, without the consent of the affected Participant.

(b)   If the Board terminates or suspends the Plan, no new Restricted Share Units will be credited to the account of a Participant; however, previously credited Restricted Share Units shall remain outstanding but shall not be entitled to a Dividend Equivalent as provided under Section 4.5, unless at the time of termination or suspension, the Board elects to continue the entitlement to a Dividend Equivalent with respect to outstanding Restricted Share Units after the date of termination or during the course of the suspension, as applicable.

(c)   The Plan will terminate and, for greater certainty, subject to Section 6.1(d), all unexercised RSUs shall terminate and expire on the earliest of:

(i)   the date upon which no further Common Shares remain available for issuance pursuant to RSUs which may be awarded under the Plan and no RSUs remain outstanding; and

(ii)   the tenth anniversary of the establishment date of the Plan,

unless this Plan is renewed for such further period and upon such terms and conditions as the Board may determine.

(d)   On termination of the Plan pursuant to Section 6.1(c)(ii), all vested or unvested Restricted Share Units shall be paid in accordance with the terms and conditions of the Plan existing at the time of termination.

(e)   No amendment, suspension or termination of this Plan or any provisions hereof shall require approval by the Company's shareholders, except for any amendment to Section 3.6(a) to increase the aggregate number of Common Shares that may be issued pursuant to the exercise of RSUs under the Plan or any amendment that is deemed a "material amendment" under the rules and regulations promulgated by Nasdaq.

6.2   Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or service nor a commitment on the part of the Company to ensure the continued employment or service of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Common Shares. The Company does not assume responsibility for the personal income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

6.3   Participant's Entitlement

Except as otherwise provided in this Plan, RSUs previously awarded under this Plan, whether or not then exercisable, are not affected by any change in the relationship between, or ownership of, the Company and an Affiliate. For greater certainty, all RSUs remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an Affiliate ceases to be an Affiliate.

6.4   Non-transferability

Except as required by law or as expressly permitted under the Plan, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged, and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant. Immediately upon any assignment or transfer in breach of this Section 6.4, or any attempt to make the same, such RSUs will terminate and be of no further force or effect. If any RSUs have been awarded or transferred to a Holding Entity of a Participant when such transfer is permitted by applicable rules or law, such RSUs will terminate and be of no further force or effect if at any time the Holding Entity ceases to be Controlled by the Participant or the spouse of the Participant, as the case may be.

6.5   Assignment

Rights and obligations under the Plan may be assigned by the Company to a successor in the business of the Company, any Company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company, or any Company acquiring all or substantially all of the assets or business of the Company.

6.6   No Right to Service

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued employment or service and shall not interfere with any right of management or of the board of directors of the Company or of any Affiliate thereof to remove any Participant as an employee or service provider at any time.

6.7   No Shareholder Rights

Under no circumstances shall Restricted Share Units be considered Common Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares or other securities of the Company, nor shall any Participant be considered the owner of the Common Shares by virtue of the award of Restricted Share Units.

6.8   Funded or Unfunded and Unsecured Plan

Any Restricted Share Units awarded under the Plan may be funded or unfunded in the Board's sole discretion. The Company will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of an award of Restricted Share Units under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

6.9   No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Common Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

6.10   Indemnification

Subject to the *Canada Business Corporations Act* or other applicable law, every director of the Company will at all times be indemnified and saved harmless by the Company from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the director, otherwise than by the Company, for or in respect of any act done or omitted by the director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein.

6.11   Legal and Administrative Compliance

The Company is not obligated to award any RSUs, issue any Common Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable statutory or regulatory enactment of any government or government agency.

The Plan and each RSU are subject to the requirement that if at any time the Board determines that the listing, registration or qualification of the Common Shares subject to such RSU upon any stock exchange or under any provincial, state or federal law, or the consent or approval of any governmental body, tax authority, stock exchange or of the holders of the Common Shares generally, is necessary or desirable, as a condition of, or in connection with, the awarding of such RSU or the issue of Common Shares thereunder, no such RSU may be awarded or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board. The Participant shall, to the extent applicable, cooperate with the Company in relation to such listing, registration, qualification, consent or other approval and shall have no claim or cause of action against the Company or any of its officers or directors as a result of any failure by the Company to obtain or to take any steps to obtain any such registration, qualification or approval.

6.12   Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

6.13   Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable in Quebec without giving effect to the conflict of laws rules of Quebec or of any other jurisdiction.

6.14   Effective Date of the Plan

This Plan becomes effective on a date to be determined by the Board but the Plan (and any grants of RSUs made prior to the approval of the Plan by shareholders of the Company) shall be subject to the requisite approval of the shareholders of the Company, which approval must be obtained within twelve (12) months of the date the Plan is adopted by the Board. In the event that such shareholder approval is not so obtained, then all rights hereunder shall immediately terminate and no Participant shall have any rights under the Plan or any Award Agreement entered into connection herewith.

SCHEDULE A

RESTRICTED SHARE UNIT PLAN

FORM OF AWARD AGREEMENT

Optimal Group Inc. (the "**Company**") hereby grants the following award to the Participant named below in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the Restricted Share Unit Plan of the Company (the "**Plan**") dated **[insert month, day]**, 2006:

Name of Participant: _____

Date of Award: _____

Total Number of RSUs: _____

Maturity Date: _____

1.   The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Award Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

2.   Subject to any acceleration in vesting as provided in the Plan, each RSU vests as follows: **[insert]**. As soon as practicable following vesting of any instalment of RSUs as provided in this Agreement, or at such later date determined by the Board in its sole discretion, and upon receipt of the signed Exercise Form, a share certificate representing the Common Shares issuable pursuant to the vested RSUs held by the Participant at that time shall be registered in the name of the Participant or as the Participant may direct, subject to applicable securities laws and stock exchange rules.

3.   No fractional Common Shares will be issued upon exercise of a vested RSU pursuant to an award granted hereunder. If, as a result of any adjustment to the number of Common Shares issuable pursuant to an award granted hereunder pursuant to the Plan, the Participant would be entitled to receive a fractional Common Share, the Participant has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded.

4.   Nothing in the Plan or in this Award Agreement will affect the right of the Company or of any Affiliate thereof to terminate the employment or term of office of a Participant at any time for any reason whatsoever.

5.   Each notice relating to an award of RSUs must be in writing and signed by the Participant or the Participant's legal representative. All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Chief Financial Officer of the Company. All notices to the Participant will be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other. Any notice given by either the Participant or the Company is not binding on the recipient thereof until received.

6.   When the issuance of Common Shares upon the vesting of RSUs may, in the opinion of the Company, conflict or be inconsistent with any applicable law or regulation of any governmental agency having jurisdiction, the Company reserves the right to refuse to issue such Common Shares for so long as such conflict or inconsistency remains outstanding.

7.   Subject to Section 4.12 of the Plan, any RSUs granted pursuant to this Award Agreement may only be exercised or held during the lifetime of the Participant by the Participant personally and no assignment or transfer of an RSU (except to a Permitted Assign), whether voluntary, involuntary, by operation of law or

otherwise, vests any interest or right in such RSU whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the RSUs granted hereunder terminate and are of no further force or effect.

8.   The Participant hereby agrees that:

(a)   any rule, regulation or determination, including the interpretation by the Board of the Plan, the RSUs granted hereunder and, if applicable, their exercise, is final and conclusive for all purposes and binding on all Persons including the Company and Participant;

(b)   the grant of the RSUs does not affect in any way the right of the Company or of any Affiliate thereof to terminate the employment or term of office of the Participant;

(c)   the Participant will be liable for withholding tax and income tax, as applicable, when RSUs (including Dividend Equivalents converted to RSUs) are paid in Common Shares in accordance with the terms of the Plan;

(d)   Upon resignation or termination for Cause from Optimal, the Participant will forfeit any RSUs (including Dividend Equivalents converted to RSUs) which have not yet vested on such date, as set out in more detail in the Plan;

(e)   the value of an RSU is based on the Fair Market Value which is based on the trading price of a Common Share, or if the Common Shares are not traded, is determined at the discretion of the Board. The value of the RSU is not guaranteed. The eventual value of an RSU on the Distribution Date may be higher or lower than the value of the RSU at the time it was allocated to the Participant's account pursuant to the Plan;

(f)   the Participant's participation in this Plan will require the collection, processing and use of certain personal data relating to him/her by the Company for the purposes of implementing and administering the Plan. This includes the transfer between the Company and an Affiliate of the Company of such personal data as may reasonably be required for the purposes of his/her participation in the Plan; and

(g)   the Company and an Affiliate of the Company may also be required, from time to time, to disclose his/her personal data to their agents, auditors or other professional advisors and/or to such other third parties as may reasonably be required in connection with the administration of the Plan or pursuant to any law, regulation or order of a court of competent jurisdiction.

9.   This Award Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable in Quebec without giving effect to the conflict of laws rules of Quebec or of any other jurisdiction.

**OPTIMAL GROUP INC.**

By: _____

        Authorized Signatory

I have read the foregoing Award Agreement and hereby accept the RSUs in accordance with and subject to the terms and conditions of such Agreement and the Plan. I understand that I may review the complete text of the Plan by contacting the secretary of the Company. I agree to be bound by the terms and conditions of the Plan. I agree to be bound by the terms and conditions of the Plan governing the award. I agree to the use of my personal data for the purposes set out in paragraphs 8(f) and (g) above and for all other purposes which are reasonably incidental to the implementation and administration of the Plan.

I certify that I am not a "U.S. Taxpayer." A "U.S. Taxpayer" means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for purposes of the U.S. Internal Revenue Code (the "**Code**") or a Participant for whom the Restricted Stock Units would otherwise be subject to U.S. taxation under the Code.

Date Accepted	Participant's Signature
	Participant's Name
	(Please Print)

SCHEDULE B

RESTRICTED SHARE UNIT PLAN

FORM OF RESTRICTED SHARE UNIT EXERCISE NOTICE

TO: Optimal Group Inc. (the "Company")

This Exercise Notice is delivered pursuant to Section 4.6 of the Restricted Share Unit Plan of Optimal Group Inc. (the "**Plan**") in respect of [**number**] RSUs that were granted to the undersigned on [**date**] pursuant to the Award Agreement entered into between the Company and the undersigned. The undersigned hereby exercises [**number**] Restricted Share Units of the Company.

I certify that I am not a "U.S. Taxpayer." A "U.S. Taxpayer" means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for purposes of the U.S. Internal Revenue Code (the "**Code**") or a Participant for whom the Restricted Stock Units would otherwise be subject to U.S. taxation under the Code.

Date:

Signature

Name

SCHEDULE C

RESTRICTED SHARE UNIT PLAN

FORM OF AWARD AGREEMENT
APPLICABLE TO U.S. TAXPAYERS

Optimal Group Inc. (the "**Company**") hereby grants the following award to the Participant named below in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the Restricted Share Unit Plan of the Company (the "**Plan**") dated **[insert month, day]**, 2006:

Name of Participant: _____

Date of Award: _____

Total Number of RSUs: _____

Maturity Date: _____

1.   The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Award Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

2.   Subject to any acceleration in vesting as provided in the Plan, each RSU vests as follows: **[insert]**. As soon as practicable following vesting of any instalment of RSUs as provided in this Agreement, but in all events on or before March 15 of the calendar year following the calendar year in which any such RSU vests (in each case, the **"Distribution Date"**), a share certificate representing the Ordinary Shares issuable pursuant to the vested RSUs held by the Participant at that time shall be registered in the name of the Participant or as the Participant may direct, subject to applicable securities laws and stock exchange rules. Notwithstanding anything in the Plan or the RSU Agreement to the contrary, the Participant shall not be required to submit an Exercise Notice prior to the respective Distribution Date.

3.   No fractional Common Shares will be issued upon exercise of a vested RSU pursuant to an award granted hereunder. If, as a result of any adjustment to the number of Common Shares issuable pursuant to an award granted hereunder pursuant to the Plan, the Participant would be entitled to receive a fractional Common Share, the Participant has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded.

4.   Nothing in the Plan or in this Award Agreement will affect the right of the Company or of any Affiliate thereof to terminate the employment or term of office of a Participant at any time for any reason whatsoever.

5.   Each notice relating to an award of RSUs must be in writing and signed by the Participant or the Participant's legal representative. All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Chief Financial Officer of the Company. All notices to the Participant will be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other. Any notice given by either the Participant or the Company is not binding on the recipient thereof until received.

6.   When the issuance of Common Shares upon the vesting of RSUs may, in the opinion of the Company, conflict or be inconsistent with any applicable law or regulation of any governmental agency having jurisdiction, the Company reserves the right to refuse to issue such Common Shares for so long as such conflict or inconsistency remains outstanding.

7. Subject to Section 4.12 of the Plan, any RSUs granted pursuant to this Award Agreement may only be held or permitted to vest during the lifetime of the Participant by the Participant personally and no assignment or transfer of an RSU (except to a Permitted Assign), whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such RSU whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the RSUs granted hereunder terminate and are of no further force or effect.

8. The Participant hereby agrees that:

    (a) any rule, regulation or determination, including the interpretation by the Board of the Plan and the RSUs granted hereunder is final and conclusive for all purposes and binding on all Persons including the Company and Participant;

    (b) the grant of the RSUs does not affect in any way the right of the Company or of any Affiliate thereof to terminate the employment or term of office of the Participant;

    (c) the Participant will be liable for withholding tax and income tax, as applicable, when RSUs (including Dividend Equivalents converted to RSUs) are paid in Common Shares in accordance with the terms of the Plan;

    (d) Upon resignation or termination for Cause from Optimal, the Participant will forfeit any RSUs (including Dividend Equivalents converted to RSUs) which have not yet vested on such date, as set out in more detail in the Plan;

    (e) the value of an RSU is based on the Fair Market Value which is based on the trading price of a Common Share, or if the Common Shares are not traded, is determined at the discretion of the Board. The value of the RSU is not guaranteed. The eventual value of an RSU on the Distribution Date may be higher or lower than the value of the RSU at the time it was allocated to the Participant's account pursuant to the Plan;

    (f) the Participant's participation in this Plan will require the collection, processing and use of certain personal data relating to him/her by the Company for the purposes of implementing and administering the Plan. This includes the transfer between the Company and an Affiliate of the Company of such personal data as may reasonably be required for the purposes of his/her participation in the Plan; and

    (g) the Company and an Affiliate of the Company may also be required, from time to time, to disclose his/her personal data to their agents, auditors or other professional advisors and/or to such other third parties as may reasonably be required in connection with the administration of the Plan or pursuant to any law, regulation or order of a court of competent jurisdiction.

9. This Award Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable in Quebec without giving effect to the conflict of laws rules of Quebec or of any other jurisdiction.

OPTIMAL GROUP INC.

By: _____

Authorized Signatory

I have read the foregoing Award Agreement and hereby accept the RSUs in accordance with and subject to the terms and conditions of such Agreement and the Plan. I understand that I may review the complete text of the Plan by contacting the secretary of the Company. I agree to be bound by the terms and conditions of the Plan. I agree to be bound by the terms and conditions of the Plan governing the award. I agree to the use of my personal data for the purposes set out in paragraphs 8(f) and (g) above and for all other purposes which are reasonably incidental to the implementation and administration of the Plan.

Date Accepted	Participant's Signature

Participant's Name
(Please Print)

ANNEX A

Notwithstanding the terms of the Plan, the provisions of this Annex A shall apply to any (i) Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code") or (ii) Participant for whom the RSU would otherwise be subject to U.S. taxation under the Code (each of (i) and (ii), a "U.S. Taxpayer").

1.1   Deemed Exercise of RSU

Participants who are U.S. Taxpayers shall not be entitled to select the date of exercise, but rather shall be deemed to exercise their vested RSUs on the Distribution Date (as defined in the Participant's Award Agreement). Notwithstanding anything to the contrary in the Plan, a Participant who is a U.S. Taxpayer shall not be required to deliver to the Company an Exercise Notice.

1.2   Accelerated Vesting

With respect to any RSU that is subject to Section 409A, the Distribution Date of any RSU may not be accelerated if such acceleration would result in an additional tax, interest and/or penalties imposed on the Participant pursuant to Section 409A of the Code. Without limiting the generality of the foregoing, the Distribution Date of an RSU that is subject to Section 409A may not be accelerated upon a Change of Control (as defined in the Plan) unless such Change of Control qualifies as a "change in control" as determined under Section 409A of the Code (a "Section 409A Change in Control"). Upon a Section 409A Change in Control and subsequent acceleration of the Distribution Date, a share certificate representing the Common Shares issuable pursuant to the vested RSUs held by the Participant at that time shall be registered in the name of the Participant, or as the Participant may direct, as soon as practicable following the Section 409A Change in Control, but in all events on or before March 15 of the calendar year following the calendar year in which the Section 409A Change in Control occurs.

1.3   Funded Status of the Plan

With respect to any Participant who is a U.S. Taxpayer, the Plan shall be unfunded.

SCHEDULE D

CLASS "A" SHARES

PROXY

SOLICITED BY THE MANAGEMENT FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 25, 2006

The undersigned holder of Class "A" shares of Optimal Group Inc. (the "**Corporation**") hereby appoints **HOLDEN L. OSTRIN**, or failing him **NEIL S. WECHSLER**, or failing him **LEON P. GARFINKLE**, each an officer of the Corporation, or instead and to the exclusion of them _____ (***See notes 1 and 2 below**) as proxyholder for the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all of the Class "A" shares of the Corporation registered in the name of the undersigned and in respect of all matters that may come before the annual and special meeting of shareholders of the Corporation (the "**Meeting**") to be held at the Residence Inn by Marriott, 2170 Lincoln Avenue, Montréal, Québec, Canada on May 25, 2006 at 10:00 a.m. and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting or any adjournment(s) or postponement(s) thereof and hereby revokes any and all previous appointments of proxyholders and acknowledges receipt of the notice of the Meeting and proxy statement which accompanies the notice of the Meeting (the "**Proxy Statement**"). The board of directors of the Corporation recommends that you vote **FOR** (including, in the case of the election of directors, **FOR ALL**) each of the proposals, which have been made by the Corporation, listed below. Without limiting the general authorization and powers given pursuant to this proxy, the person named as proxy is specifically directed to vote as follows **(and if not so specifically directed, shall vote FOR such matters, including, in the case of the election of directors, FOR ALL):**

1. _____ **FOR ALL** or _____ **WITHHOLD VOTE FOR ALL** or _____ **FOR ALL, EXCEPT WITHHOLD VOTE FOR***:

   the election to serve as directors for a three-year term of the three management nominees referred to in the proxy statement which accompanies the notice of the Meeting, namely Messrs. James S. Gertler, Neil S. Wechsler and Thomas D. Murphy.

   To vote for all nominees, mark the "FOR ALL" box, to withhold your vote for all nominees, mark the "WITHHOLD VOTE FOR ALL" box, to withhold your vote for a particular nominee (or nominees), mark "FOR ALL, EXCEPT WITHHOLD VOTE FOR" box and enter the name(s) of the exception(s) in the space provided below:

   *Exceptions:

2. _____ **FOR** or _____ **WITHHOLD VOTE FOR**

   the appointment of KPMG LLP, chartered accountants, as the independent auditors of the Corporation for the fiscal year ending December 31, 2006 and the authorization of the audit committee of the board of directors to fix the remuneration of the independent auditors of the Corporation.

3. _____ **FOR** or _____ **AGAINST**

   a resolution approving the adoption by the Corporation of a restricted share unit plan.

4.   With respect to amendments or variations of the matters referred to above or any other matters which are not now known to management and that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the undersigned hereby confers discretionary authority on the undersigned's proxyholder to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

DATED this _____ day of _____2006 (*see note 3 below)

_____
Signature of Shareholder or authorized
representative
(*See note 4 below)

_____
Print Name

Whether or not you anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the envelope provided or by facsimile. **This form of proxy will not be valid unless it is completed and returned to the transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Proxy Department, in the return envelope or by fax to: (416) 263-9524 or 1-866-249-7775, not later than 5:00 p.m., (Eastern time) on May 22, 2006** or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof.

NOTES:

1.   You should indicate your choice on the matters set out above by checking the appropriate box. The shares represented by this proxy will be voted or withheld from voting in accordance with the foregoing instructions on any ballot that may be called for. **Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in the proxy) is appointed as a proxyholder, the shares represented by such proxy will be voted FOR such matter (including, in the case of the election of directors, FOR ALL) and in accordance with management's recommendation with respect to any amendments or variations to a matter referred to in this proxy or any other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.**

2.   **If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder of the Corporation, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Holden L. Ostrin, Neil S. Wechsler or Leon P. Garfinkle, as your proxyholder, you must insert the name of that other person in the blank space provided. The proxyholder must attend the Meeting in order to vote on your behalf.**

3.   If not dated, this proxy is deemed to bear the date when it was mailed by management of the Corporation.

4.   This proxy is only valid when signed. Please sign exactly as your name appears on the share registry. If the registered shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

5.   All shareholders should refer to the accompanying Proxy Statement for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

6.   To be valid, this proxy must be dated and signed by you, as the registered holder of Class "A" shares of the Corporation, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney.


THIS IS YOUR PROXY.
PLEASE COMPLETE, FOLD AND RETURN IT IN
THE ENVELOPE PROVIDED OR BY FACSIMILE TO:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Courier, Mail or Hand:
100 University Avenue,
9th Floor
Toronto, Ontario
Canada M5J 2Y1

Attention: Proxy Department
Facsimile No.: (416) 263-9524 or 1-866-249-7775
